Exhibit 99.2

IAMGOLD® CORPORTION MANAGEMENT INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 11, 2023 April 10, 2023

This summary highlights information contained elsewhere in this Circular. It does not contain all of the information that you should consider. Please read the entire Circular carefully before voting. Defined terms used in this summary have the meanings ascribed thereto in the Circular.

VOTING RECOMMENDATIONS

Proposal	Board Recommendation

Elect directors of the Corporation.	FOR

Re-appoint KPMG LLP as auditor of the Corporation and authorize the directors to fix their remuneration.	FOR

Approve, in a non-binding, advisory manner, the Corporation’s approach to compensation.	FOR

RECORD DATE

You are entitled to vote at the Meeting if you were a holder of the Corporation’s Common Shares at the close of business on April 6, 2023.

VOTE DEADLINE

To ensure that your vote is counted, please vote by 11:00 a.m. (EDT) on May 9, 2023.

SHAREHOLDER ENGAGEMENT

Open dialogue with Shareholders is a key priority for the Board and Shareholders are encouraged to provide feedback. To this end, the Board has adopted a formal Shareholder engagement policy which reinforces the commitment to regular and constructive communication and engagement with Shareholders and speaks to how this commitment is fulfilled and executive management and the Board may be contacted about perspectives or concerns. The policy is available at: www.iamgold.com/English/corporate/corporate-governance/default.aspx.

BOARD OF DIRECTORS

Shareholders can write to the Board through the Corporate Secretary at: corporatesecretary@iamgold.com.

INVESTOR RELATIONS

The Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to Shareholders by email at: info@iamgold.com.

LIVE BROADCASTS

Quarterly earnings calls with analysts are broadcast live and are archived on the Investor Relations website at: www.iamgold.com/English/investors/ events/events-and-webcasts/ default.aspx.

MANAGEMENT

The President and Chief Executive Officer and Chief Financial Officer and other members of the Corporation’s executive leadership team (the “ELT”) meet regularly with financial analysts and institutional investors.

EVENTS

The President and CEO and CFO and other members of the ELT regularly attend and speak at industry events. A list of upcoming and past events can be found on the Corporation’s website at: www.iamgold.com/English/investors/events/events- and-webcasts/default.aspx.

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Meeting Information

Date: Thursday, May 11, 2023

Time: 11:00 a.m. (EDT)

Place: The Corporation will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at https://meetnow.global/MJRV6TK

Accessing the Meeting: Registered Shareholders must use the 15-digit Control Number located on the form of proxy. Duly appointed proxyholders must use the 4-character Invite Code provided by Computershare Trust Company of Canada.

HOW YOU CAN VOTE

Your vote is important. To ensure that your Common Shares will be represented and voted at the Meeting, please submit your vote as soon as possible by one of the following methods:

Internet

You will need to have your proxy form or Voting Instruction Form in hand. Go to the website listed on the form that you received and follow the instructions on the screen.

Telephone

You will need to have your proxy form or Voting Instruction Form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail

Complete your proxy form or Voting Instruction Form and return using the enclosed postage-paid envelope.

Virtual-Only Meeting

You must complete the steps described under the heading “General Proxy Information – Attending and Participating at the Meeting” to attend and vote at the Meeting, which will be conducted via live audio webcast at: https://meetnow.global/MJRV6TK

Accessing the Meeting

Registered Shareholders must use the 15-digit Control Number located on the form of proxy. Duly appointed proxyholders must use the 4-character Invite Code provided by Computershare Trust Company of Canada.

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MESSAGE FROM THE CHAIR OF THE BOARD OF DIRECTORS

April 6, 2023

Dear Shareholders,

On behalf of the Board of Directors and management of IAMGOLD Corporation, I would like to invite you to attend the annual meeting of shareholders that will be held on Thursday, May 11, 2023, at 11:00 a.m. (EDT). In order to permit a greater number of shareholders to participate, the annual meeting will be held in virtual format, conducted via live audio webcast, as set out in further detail in the accompanying notice and management information circular.

The enclosed management information circular contains important information about the annual meeting and the business to be conducted, including voting, and the individuals nominated to serve as directors. The Circular also outlines the Board’s role and responsibilities, our corporate governance practices and how we compensate our executives and directors.

IAMGOLD made significant strides last year towards our goal of becoming a leading high-margin gold producer. These achievements were made possible by the dedication and resiliency of our employees at every level of the company who demonstrated a commitment to working safely and responsibly towards a shared vision of generating superior value for our stakeholders through accountable mining. As we look forward, 2023 will be a pivotal year for the Corporation, with a strong focus on continuing to execute at the Côté Gold Project in Ontario, Canada. We remain on track to commence production at Côté early next year and are eager to showcase what will be Canada’s third largest gold mine by production. At our operations, we will continue to focus on safety, productivity and predictability with a steadfast commitment to responsible mining and Zero Harm®.

Your participation in the affairs of the Corporation is important to us. We encourage you to exercise your vote, either online at the meeting, by completing and returning your proxy form by telephone or online in advance of the meeting.

We hope you can join us via the webcast on May 11, 2023.

Sincerely,

Maryse Bélanger

Chair of the Board of Directors

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A SPOTLIGHT ON ENVIRONMENTAL, SOCIAL AND GOVERNANCE

IAMGOLD has focused on enhancing its ESG practices in recent years, which has resulted in strong performance and public recognition of its achievements. Rooted in IAMGOLD’S ESG practices, Zero Harm® is the commitment to continually strive to reach the highest standards in health and safety, minimize the Corporation’s environmental footprint, and work co-operatively with its host communities (See also “Statement of Corporate Governance Practices – Environmental, Social and Corporate Governance”).

ESG and the Link to Compensation

IAMGOLD’s commitment to Zero Harm® is the core of the Corporation’s brand, and health, safety, environment and community practices are the foundation upon which it operates. In 2022, the Corporation reinforced its commitment to ESG practices by introducing more rigorous ESG metrics for the purposes of CIP awards with Health, Safety and Sustainability metrics representing 20% of the Company Scorecard.

ESG Governance has been strengthened with the board of directors responsible for overseeing ESG strategy, governance and risk, while at management-level, the ESG organization lead by the SVP External Affairs and Sustainability has been redesigned with a cross-functional ESG structure, with clearer mandates and accountabilities on Health, Safety, Environment matters and Local Community risks and impacts (HSEC) arising out of the Corporation’s activities.

2022 Recognition Awards

•

IAMGOLD continues to be recognized among its peers by Corporate Knights which identifies the top 50 Canadian corporate citizens across all sectors evaluated based on ESG and economic key performance indicators. From a pool of 332 firms, the Corporation was 37th on the Best 50 list on June 29, 2022, an improvement of seven places over the prior year.

•	In Moody’s ESG Solutions, IAMGOLD was ranked 5th out of 52 sector peers, with notable strengths in social and economic development, environmental strategy, health & safety and governance.

•	IAMGOLD rating of AA by the MSCI ESG Rating assessment was reaffirmed in 2022, placing the Corporation among the top 15% of precious metals companies within the assessment.

•	IAMGOLD was recognized as a 2023 Greater Toronto Area Top Employer.

•	The Corporation obtained the ECOLOGO® certification for its mineral exploration activities carried out in Quebec and is the first producing mining company to achieve such certification.

Environment

Priority will be given to updating and approving, by end of Q3 2023, the Corporation’s decarbonization strategy (GHG reduction and biodiversity plan) aiming at reducing greenhouse gas emissions and achieving operational efficiencies. Decarbonization will be integrated into the Corporation’s business planning process. With regard to tailings and water stewardship and to ensure TSM Level A at all sites, major initiatives will be implemented during the year, including: a revamped Environmental Management System (EMS) as well as new technical standards on tailings, water, biodiversity, and waste rock ore pile and a particular attention will be paid to the development of integrated mine closure plans, especially for Essakane and Westwood, in order to start or continue with the comprehensive implementation of environmental rehabilitation programs and social transition initiatives to support future mine closure.

The Corporation will timely publish all external reports such as SASB and GRI-aligned Sustainability Report and will continuously monitor new and emerging reporting obligations to meet new regulatory and stakeholder’s expectations.

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Social

With regard to health and safety, based on the 2022-2024 health and safety roadmap, 2023 initiatives will focus on leadership and culture; critical risks and controls via the deployment of new or revamped health and safety standard and specific preventive programs; systems and technology strengthening; learning and improvement.

Maintaining special relationships and trusts with our host communities and managing emerging community-related risks will be a key focus area in 2023. This will involve strengthening existing relationships with communities of interest, promoting effective communications to support positive relationships, managing stakeholder expectations, and improving the definition of corporate expectations related to community and Indigenous relations. New corporate community relations standards and policies related to stakeholder engagement, community investment, and local content will be developed and implemented at each site. Level A in TSM Indigenous and Community Relations Protocol will be sought across the Corporation and efforts will continue with strategic partnerships with Global Affairs Canada, One Drop, Giants of Africa and the UNDP to leverage for positive and lasting benefits.

Equity, Diversity and Inclusion (EDI)

EDI is an important topic for IAMGOLD, across all geographies, departments and levels of the Corporation. Inclusion can unlock the potential of diversity, recognizing that when people feel that they belong in a workplace there is higher employee engagement, which can lead to innovative ideas and practices, enhanced creativity, supportive problem-solving and more insightful decision-making. The EDI Steering Committee, led by executive champions, provides strategic direction for this initiative and helps maintain focus and drive positive results for the Corporation while creating more opportunities.

2022 EDI Achievements

In 2022, IAMGOLD engaged in several initiatives to advance equity, diversity and inclusion imperatives, aligned to corporate values, and in response to results from an EDI diagnostic completed in the previous year.

Progress in 2022 included several key actions to reinforce IAMGOLD’S commitment to EDI:

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EDI awareness workshops were implemented for all leaders globally, specifically focused on the topic of Conscious Inclusion, building awareness surrounding leadership’s role in creating a more inclusive work environment.

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A strategy to promote a safe and supportive workplace free of physical and psychological hazards was developed and deployed in close partnership with Health & Safety. This included an updated Health & Safety policy to include both physical and psychological safety elements, as well as the development of learning modules for employees globally on the topic of psychological safety.

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As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada’s Calls to Action, the Corporation continues to take meaningful action towards reconciliation by fostering long-term, mutually beneficial relationships with our Indigenous partners and offering our employees opportunities for continued learning. Côté Gold’s commitments to Indigenous training and hiring through the Impact Benefit Agreements with Mattagami First Nation, Flying Post First Nation, and, the Métis Nation of Ontario, Region 3, includes working to ensure any barriers identified to employment are reviewed and where possible, resolved.

For Additional Detail

For further information on IAMGOLD’s Board diversity, see under the heading “Statement of Corporate Governance Practices – Diversity, Inclusion and Tenure – Board of Directors”.

For further information on Governance, see “Statement of Corporate Governance Practices”.

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GLOSSARY OF TERMS AND ACRONYMS

AFC means the Audit and Finance Committee of the Board.

AIF means the annual information form of the Corporation dated March 27, 2023.

Board means the Board of Directors of the Corporation.

CD&A means the Compensation Discussion and Analysis contained in this Circular.

CEO means the Chief Executive Officer of the Corporation.

CFO means the Chief Financial Officer of the Corporation.

CIP means the Cash Incentive Plan of the Corporation.

Circular means this management information circular.

Code means the Code of Business Conduct and Ethics of the Corporation.

Common Share means a common share in the capital of the Corporation.

Corporation or IAMGOLD means IAMGOLD Corporation.

CPRC means the Côté Project Review Committee of the Board.

CSA means the Canadian Securities Administrators.

DSU means a deferred share unit issued pursuant to the Share Unit Plan (formerly the Deferred Share Plan).

Designated Groups means women, aboriginal peoples, persons with disabilities, and members of visible minorities all as defined under the Employment Equity Act (Canada).

EBIT means earnings before interest and taxes.

EDGAR means the Electronic Data Gathering, Analysis and Retrieval System of the SEC.

EDI means equity, diversity and inclusion.

EIP means the Equity Incentive Plan of the Corporation.

ELT means the executive leadership team of the Corporation, including the CEO, CFO, and other senior members of management of the Corporation.

Employment Agreements means the executive employment agreements entered into by the Corporation and each of the NEOs.

ESG means environmental, social and governance.

EVP means an Executive Vice President of the Corporation.

Executive means a member of the ELT.

GAAP means generally accepted accounting principles.

HRCC means the Human Resources and Compensation Committee of the Board.

MAC means the Mining Association of Canada.

Meeting Materials means the Notice of Meeting, the Circular and the form of proxy or VIF.

Meeting means the annual meeting of Shareholders of the Corporation to be held on May 11, 2023 (including any adjournment or postponement thereof).

NCGC means the Nominating and Corporate Governance Committee of the Board.

NEO means a Named Executive Officer.

Non-Registered Shareholder means a Shareholder with Common Shares registered in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder.

Notice of Meeting means the notice of the Meeting.

NYSE means the New York Stock Exchange.

Peer Group means the group of companies that are similar in size, scope and complexity and are considered to be competitors for executive talent.

PSU means performance share unit issued pursuant to the Share Unit Plan.

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Registered Shareholder means a Shareholder whose name appears on the register of shareholders of the Corporation.

ROIC means return on invested capital.

RSU means restricted share unit issued pursuant to the Share Unit Plan.

SC means the Sustainability Committee of the Board.

SEC means the U.S. Securities and Exchange Commission.

Securities Act means the Securities Act (Ontario), as amended from time to time.

SEDAR means the System for Electronic Document Analysis and Retrieval of the CSA.

SEDI means the System for Electronic Disclosure by Insiders of the CSA.

Shareholder means a holder of one or more Common Shares.

Share Bonus Plan means the share bonus plan provisions of the Share Incentive Plan.

Share Incentive Plan means the share incentive plan of the Corporation approved by Shareholders on May 4, 2021, and includes the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan, and the Share Unit Plan.

Share Option Plan means the share option plan provisions of the Share Incentive Plan.

Share Purchase Plan means the share purchase plan provisions of the Share Incentive Plan.

Share Unit Plan means the share unit plan provisions of the Share Incentive Plan.

SVP means a Senior Vice President of the Corporation.

TC means the Technical Committee of the Board.

TSM means the Towards Sustainable Mining framework of the MAC.

TSR means total shareholder return.

TSX means the Toronto Stock Exchange.

VIF or Voting Instruction Form means a voting instruction form.

VP means a Vice President of the Corporation.

WTW means Willis Towers Watson.

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the holders of common shares (each, a “Shareholder”) in the capital of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held virtually at https://meetnow.global/MJRV6TK, subject to any adjournments or postponements thereof, for the following purposes:

•

to receive and consider the annual report of management to Shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2022 and the report of the auditor thereon;

•	to elect directors of the Corporation for the ensuing year;
•	to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;
•	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation; and
•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only Shareholders of record as at the close of business on April 6, 2023 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

The Board has taken into account the ongoing COVID-19 pandemic and the impact it has had on public health and travel concerns for in-person annual meetings and decided that the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast, as it has done in recent years. SHAREHOLDERS WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON. Shareholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. Inside the accompanying management information circular, you will find important and detailed instructions about how to participate at the Meeting.

Any Shareholder whose name appears on the register of shareholders of the Corporation (a “Registered Shareholder”) or duly appointed proxyholders of a Registered Shareholder will be able to attend, participate and vote at the virtual Meeting. Shareholders whose Common Shares are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder (each, a “Non-Registered Shareholder”) and who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting. Without an Invite Code, duly appointed proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IAMGOLD and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the duly appointed proxyholder with an Invite Code via email.

Registered Shareholders who are unable to be present at the virtual Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 11:00 a.m. (EDT) on May 9, 2023 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to Registered Shareholders for this Meeting through www.investorvote.com using the 15-digit Control Number located on the form of proxy.

Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process

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are provided in the enclosed form of proxy. The time limit for the deposit of proxies may be waived by the Chair, at her discretion, and without notice. Non-Registered Shareholders who wish to vote on any matter before the Meeting should contact the applicable intermediary in whose name their Common Shares are registered and carefully follow the instructions of such intermediary or its service company regarding how to vote, including when and where their voting instruction form is to be delivered.

DATED at Toronto, Ontario, this 10th day of April, 2023.

BY ORDER OF THE BOARD

Renaud Adams

President and Chief Executive Officer

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GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Common Shares”) of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held in a virtual-only format, which will be conducted via live audio webcast online at https://meetnow.global/MJRV6TK, on Thursday, May 11, 2023 at 11:00 a.m. (EDT), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

A summary of the information Shareholders will need to attend the Meeting online is provided below. A guide on to how to login, and vote at, the Meeting was mailed to Registered Shareholders together with this Circular and can be found on the Corporation’s issuer profile on SEDAR at www.SEDAR.com and EDGAR at www.SEC.gov.

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail; however, directors, officers and employees of the Corporation may also solicit proxies by telephone, electronically or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. The Corporation is not sending proxy-related materials directly to beneficial owners of Common Shares. The Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of Common Shares.

INFORMATION FOR REGISTERED SHAREHOLDERS

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. Shareholders may appoint a person (who need not be a Shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such Shareholder at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.

In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 11:00 a.m. (EDT) on May 9, 2023 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, Registered Shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. To vote electronically, Registered Shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that Shareholders exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting Common Shares electronically. If a Shareholder votes electronically, they are asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a Shareholder exactly as their name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If no date is indicated, the proxy will be deemed to be dated on the day on which it was mailed to Shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the Shareholder as indicated on the proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common

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Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders of the Corporation or persons duly appointed as proxies are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

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In the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

•	In the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, or The Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and a form of proxy (collectively, the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:

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A voting instruction form (a “VIF”) which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the VIF by telephone, facsimile or over the internet is permitted); or

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A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by the proxy deadline.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a form of proxy or VIF wish to attend the Meeting virtually and vote (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non- Registered Shareholder should, in the case of a form of proxy, strike

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out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the proxy or VIF is to be delivered.

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SPECIAL PROCEDURES FOR THE VIRTUAL-ONLY MEETING

Please read the below very carefully as it contains important information related to the Corporation’s virtual-only Meeting.

Registering a Proxyholder

Shareholders who wish to appoint a third-party proxyholder to virtually attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or VIF, as applicable, appointing such third-party proxyholder AND registering the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a 4-character Invite Code to virtually attend, participate or vote at the Meeting.

Step 1: Submit your proxy or VIF

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To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Trust Company of Canada with a duly completed form of proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

Step 2: Register your proxyholder

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To register a proxyholder, Shareholders, MUST visit www.computershare.com/IAMGOLD by 11:00 a.m. (EDT) on May 9, 2023 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare Trust Company of Canada with the required proxyholder contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a 4-character Invite Code via email. Without an Invite Code, proxyholders will not be able to virtually attend, participate or vote at the Meeting.

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If you are a Non-Registered Shareholder and wish to virtually attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “Attending and Participating at the Meeting”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under the heading “Attending and Participating at the Meeting”, you must obtain a valid legal proxy from your Intermediary.

Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare Trust Company of Canada at uslegalproxy@computershare.com, by 11:00 a.m. (EDT) on May 9, 2023 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).

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Attending and Participating at the Meeting

The Corporation is holding the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), the procedures set out below must be followed.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetnow.global/MJRV6TK. Such persons may then enter the Meeting by clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy before the start of the Meeting:

•

Registered Shareholders: The 15-digit Control Number located on the form of proxy is required for Registered Shareholders to access, participate and vote at the Meeting. If as a Registered Shareholder you are using your Control Number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

•

Duly appointed proxyholders: Computershare Trust Company of Canada will provide duly appointed proxyholders, including Non-Registered Shareholders that have appointed themselves as their proxyholder, with a 4-character Invite Code by e-mail after the proxy cut-off deadline has passed.

•

United States Beneficial Shareholders: To attend and vote at the Meeting, United States Beneficial Shareholders must first obtain a valid form of proxy from their broker, bank or other agent and then register in advance to attend the Meeting. Such Shareholders should follow the instructions provided by their broker or bank included with the valid form of proxy or contact such broker or bank to request a valid form of proxy. After obtaining a valid form of proxy from a broker, bank or other agent, United States Beneficial Shareholders must submit a copy of their valid form of Proxy to Computershare in order to register to attend the Meeting. Requests for registration should be sent:

By mail or email to: COMPUTERSHARE 100 UNIVERSITY AVENUE 8TH FLOOR TORONTO, ON M5J 2Y1	Email: USLegalProxy@computershare.com

Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or VIF AND register the proxyholder.

If you attend the virtual Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

At the Meeting, questions and motions can be submitted by any Registered Shareholder or duly appointed proxyholder, including Non-Registered Shareholders that have appointed themselves as proxyholder, using the instant messaging service on the Meeting’s virtual interface. Guests cannot submit questions or make motions. Once received, the Chair, or another member of the management or Board present at the Meeting, will read your question or motion out loud to the Meeting.

2023 Management Proxy Circular	IAMGOLD | 12

If you have questions regarding your ability to participate at the Meeting, please refer to Virtual AGM User Guide provided to you with this Circular. Please refer to this document if you have difficulties logging into the Meeting website or attempt to log in as a guest. You will be able to log into the Meeting site up to 60 minutes prior to the start of the Meeting.

Registered Shareholders who encounter difficulties during the registration process or while accessing and attending the Meeting can contact Computershare at 1-888-724-2416 (local) or (781) 575-2748 (International). Please ensure you have the 15-digit Control Number located on the form of proxy if you require assistance from Computershare.

REVOCATION OF PROXIES

Registered Shareholders who revoke their proxy and do not replace it with another that is deposited with us before the proxy cut-off deadline, can still vote their Common Shares, but to do so they must attend the Meeting online. Information about attending the Meeting online is located under the heading “Special Procedures for the Virtual-only Meeting”.

A Registered Shareholder who has submitted a proxy may revoke it by:

•

depositing an instrument in writing signed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation, by a duly authorized officer or attorney, at the registered office of the Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting;

•

transmitting, by telephonic or electronic means, a revocation that complies with the instructions in the paragraph immediately above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the Registered Shareholder or the attorney or a duly authorized attorney of a corporation or other entity, as the case may be; or

•	any other manner permitted by law.

Registered Shareholders who use their control number to login to the Meeting and accept the terms and conditions thereof will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. Shareholders who have already voted by proxy and vote again during the online ballot during the Meeting will thereby revoke their previously submitted proxy. Shareholders who do not wish to revoke their previously submitted proxy should not vote again during the online ballot.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

2023 Management Proxy Circular	IAMGOLD | 13

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

DESCRIPTION OF SHARE CAPITAL AND QUORUM

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of Shareholders. As at the close of business on April 6, 2023, there were 480,929,765 Common Shares outstanding. The presence of two or more persons entitled to vote at the Meeting, either as Shareholders or proxy holders, and holding or representing not less than 25% of the issued and outstanding Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

RECORD DATE

The directors of the Corporation have fixed the close of business on April 6, 2023, as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting and to vote at the Meeting including at all adjournments or postponements thereof.

OWNERSHIP OF SECURITIES OF THE CORPORATION

As of April 6, 2023, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, no person or company, beneficially owned, or exercised control or direction over, more than 10% of the votes attached to all of the Common Shares outstanding.

CURRENCY

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars. The average annual exchange rate for 2022 reported by the Bank of Canada of CAD$1.00 = US$0.7692 was used, unless otherwise noted.

2023 Management Proxy Circular	IAMGOLD | 14

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Shareholders will be asked to elect eight (8) directors:

•	Renaud Adams;

•	Ian Ashby;

•	Maryse Bélanger;

•	Christiane Bergevin;

•	Ann Masse;

•	Peter O’Hagan;

•	Kevin O’Kane; and

•	David Smith

Each director elected will hold office until the close of the next annual meeting of the Shareholders of the Corporation, unless their office is earlier vacated or until their successor is appointed or elected. See “Board of Directors”.

Recent amendments to the Canada Business Corporations Act (the “CBCA”), the Corporation’s governing statute, provide Shareholders with a statutory right to vote for or against director nominees during uncontested elections. If any director nominee does not receive a majority of votes in favour of their election, such director nominee will not be elected to serve as a member of the Board. Any nominee that is an incumbent director who does not receive a majority of votes in their favour may remain in office until the earlier of (i) the 90th day after the date of the election; and (ii) the day on which their successor is appointed or elected.

Because of the amendments to the CBCA, the Corporation has repealed its Majority Voting Policy. Under the terms of the former Majority Voting Policy, any director nominee for whom a majority of shares voted in an election were withheld would, subject to the very limited discretion of the Board, not be accepted as a director (despite being duly elected as a matter of corporate law) and would be required to immediately tender their resignation to the Board, which resignation would be accepted and effective, absent exceptional circumstances, within 90 days of the Shareholder meeting. See also “Statement of Corporate Governance Practices – Statutory Majority Voting”.

The Board recommends that Shareholders vote FOR the election of each of the nominees set out in this Circular. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any persons in place of any nominees unable to serve.

In the absence of any instruction to vote against the election of any nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees set out in this Circular. The elected directors will hold office until the close of the next annual meeting of Shareholders, unless their office is earlier vacated or until their successor is appointed or elected.

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at April 6, 2023.

2023 Management Proxy Circular	IAMGOLD | 15

Summary of Board Composition

The Board, collectively, possesses skills and experience described in the table below, the majority having significant mining experience. It is anticipated that, following the Meeting, the Board will consist of eight (8) directors total, including three (3) female directors, or ~38% of all directors, and seven (7) independent directors, or ~88% of all directors. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board in the time since September 2021.

Board Experience

Mine Operations / Mine Engineering / Mineral Exploration	Corporate Governance

Executive Leadership / Strategic Planning	Legal / Compliance/Regulatory

Corporate Finance / Accounting & Audit / Risk Oversight	Human Resources Management / Compensation

Mergers & Acquisition	Project Development

Marketing / Communications / Investor Relations	Environment / Health/Safety / Corporate Social Responsibility

Information Technology / Cyber Security	Government / International Relations

RE-APPOINTMENT OF AUDITOR

KPMG LLP is the Corporation’s auditor. The Board recommends that Shareholders vote FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are:

Amount in USD	2022	2021

Audit Fees (1)	2,414,000	2,012,000

Audit-Related Fees (2)	17,000	13,000

Tax Fees (3)	3,000	50,000

Other Fees (4)	88,000	78,000

Total USD	2,522,000	2,153,000

(1)

2022 Audit Fees include the statutory audits, as well as out of pocket costs such as reimbursement costs, technology and support charges or administrative charges incurred in connection with providing the professional services.

(2)	2022 audit-related fees related to the audit of the Québec Pension Plan.

2023 Management Proxy Circular	IAMGOLD | 16

(3)	2022 professional tax services related to tax compliance tax services.
(4)

During 2022, the other fees represent the Conflict Fee Gold Assurance report, the Responsible Gold Mining Principals Assurance report and the audit report submitted to Natural Resources Canada pursuant to the requirements of the Extractive Sector Transparency Measures Act (ESTMA).

ADVISORY VOTE ON THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation”. As a formal opportunity to provide their views on the disclosed objectives and structure of the Corporation’s pay-for-performance compensation model, Shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the management information circular of IAMGOLD Corporation dated April 10, 2023.

The Human Resources and Compensation Committee (the “HRCC”) and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay-for-performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance as well as whether any compensation consultant was retained). The pay-for-performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that Shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

For Additional Detail

See Appendix “B” to this Circular for the voting results at the annual meeting of Shareholders held on May 3, 2022 on the matters comprising the business of the Meeting, as applicable. A simple majority of votes cast for, or in favour of, a matter will constitute approval of that matter.

2023 Management Proxy Circular	IAMGOLD | 17

BOARD OF DIRECTORS

RENAUD ADAMS

Renaud Adams has over 30 years of global mining experience in senior executive positions and operations. Mr. Adams was President and Chief Executive Officer of New Gold Inc. from 2018 to 2022, where he led the strategic repositioning of the company and turnaround of its operations. Prior to New Gold, Mr. Adams was President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the company was sold to Alamos Gold in November 2017. During Mr. Adams’ time at Richmont Mines, production at the company’s principal mine more than doubled, mineral reserves more than tripled, and costs were reduced to make the Island Gold Mine in Ontario one of the lowest cost operating underground mines in the Americas. From 2011 to 2014, Mr. Adams was Chief Operating Officer at Primero Mining Corporation, and prior to that he was General Manager of IAMGOLD’s Rosebel mine in Suriname before being appointed Senior Vice President, Americas Operations. Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Quebec, Canada.

2022 Board and committee membership	Attendance

N/A	N/A
Public board membership	Board committee membership

Probe Gold Inc.	–

Securities held

	As of April 6, 2023	Value ($)

Common Shares	0	0

Vested DSUs	0	0

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2022 Retainer

$2,625,000	0x	N/A

Oakville, Ontario, Canada

President and CEO of the
Corporation

Age: 53

Status: Non-independent

Joined Board: April 1, 2023

2022 Votes in favour: N/A

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Mine Engineering

•  Mine Operations

•  Project Development

•  Communications and Investor Relations

•  Environment, Health, Safety, Corporate Social Responsibility

2023 Management Proxy Circular	IAMGOLD | 18

IAN ASHBY

Ian Ashby served as President of Iron Ore for BHP Billiton between 2006 and 2012, when he retired from the company. During his 25-year tenure with BHP Billiton, Mr. Ashby held numerous roles in its iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as projects roles in the corporate office.

Mr. Ashby began his career as an underground miner at the Mount Isa Mines base metals operations in Queensland, Australia. He has served as a non-executive director of New World Resources PLC and Genco Shipping & Trading and has served in an advisory capacity with Apollo Global Management and Temasek. Mr. Ashby holds a Bachelor of Engineering (Mining) degree from the University of Melbourne in Australia.

Mr. Ashby is also a director of Anglo American plc and Suncor Energy Inc., and previously served as chairman of Petropavlovsk plc, and a non-executive director of Alderon Iron Ore Corp., Nevsun Resources Ltd., New World Resources PLC and Genco Shipping & Trading.

2022 Board and committee membership		Attendance

Board of Directors		17 of 19

Coté Project Review Committee (Chair)		13 of 13

Technical Committee		6 of 6

Sustainability Committee		1 of 1
Public board membership		Board committee membership

Anglo American plc (LSE, JSE)		Sustainability Committee (Chair) Nominating Committee Remuneration Committee

Suncor Energy Inc.		Audit Committee Environment, Health, Safety, Sustainable Development Committee

Securities held

	As of April 6, 2023	Value ($)

Common Shares	0	0

Vested DSUs	35,567	$139,778

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2022 Retainer

$440,000	0.3x	1.4x

San Jose, California, USA

Corporate Director

Age: 66

Status: Independent

Joined Board: February 13, 2022

2022 Votes in favour: 99.4%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Communications and Investor Relations

•  Environment, Health, Safety, Corporate Social Responsibility

•  Mine Engineering

•  Mine Operations

•  Project Development

2023 Management Proxy Circular	IAMGOLD | 19

MARYSE BÉLANGER

Maryse Bélanger brings over 35 years of experience with gold companies globally with proven strengths in operational excellence and efficiency, technical studies, and services. She has provided oversight and project management support through some of the mining industry’s key strategic acquisitions. From July 2016 to July 2019, Ms. Bélanger was President, COO and Director of Atlantic Gold Corporation, where she successfully guided the company in taking its Touquoy Mine in Nova Scotia from construction to commissioning, ramp up and full production, through its eventual acquisition by St. Barbara for $722 million.

Ms. Bélanger is currently a director of Equinox Gold and Sherritt International. She was recognized twice by the Women in Mining UK “WIM (UK)” 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining. In 2023, she was named as one of the top 10 most influential women in mining worldwide by Mining Magazine.

She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics, ICD.D designation and she is fluent in English, French, Spanish and Portuguese.

2022 Board and committee membership		Attendance

Board of Directors (Chair)		19 of 19
Public board membership		Board committee membership

Equinox Gold Corp. (TSX, NYSE)		Environment, Social and Governance Committee (Chair) Compensation and Nomination Committee

Sherritt International Corporation (TSX)		Deputy Chair

Securities held

	As of April 6, 2023	Value ($)

Common Shares	25,000	$98,250

Vested DSUs	258,397	$1,015,500

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2022 Retainer

$840,000	1.3x	22.4x

Vancouver, British Columbia, Canada

Corporate Director

Age: 61

Status: Independent

Joined Board: February 13, 2022

2022 Votes in favour: 95.44%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Communications and Investor Relations

•  Environment, Health, Safety,

•  Corporate Social Responsibility

•  Mine Engineering

•  Mine Operations

•  Project Development

2023 Management Proxy Circular	IAMGOLD | 20

CHRISTIANE BERGEVIN

Christiane Bergevin is President of Bergevin Capital and provides strategic counselling to major international consulting firms, private equity firms and corporate clients. She is a Senior Advisor with Roland Berger Canada (Energy / Utilities and Sustainability) and was previously advising Hydro One (Strategy, Innovation and Corporate Development Group). Ms. Bergevin has extensive governance experience and currently serves on the board of Azimut Exploration Inc., the supervisory Board of RATP Dev and the advisory board of AGF Group Inc. Ms. Bergevin is a former Chair and serves as a Governor of the Canadian Chamber of Commerce and previously served on the board of Yamana Gold Inc.

Ms. Bergevin’s former executive positions include Executive Vice President, Partnership and Business Development (2009-2015) with Desjardins Group, and President (2001-2008) and Senior Vice President & General Manager (1997-2001) with SNC-Lavalin Capital Inc.

Ms. Bergevin holds a Bachelor of Commerce, Finance and Entrepreneurship with Distinction from McGill University, and graduated from the Wharton School of Business (Advanced Management Program). She holds the ICD.D designation from the Institute of Corporate Directors.

2022 Board and committee membership		Attendance

N/A		N/A
Public board membership		Board committee membership

Azimut Exploration Inc.		–

Securities held

	As of April 6, 2023	Value ($)

Common Shares	0	0

Vested DSUs	0	0

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2022 Retainer

$440,000	0x	N/A

Montréal, Québec, Canada

Corporate Director

Age: 60

Status: Independent

Joined Board: February 22, 2023

2022 Votes in favour: N/A

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Finance

•  Corporate Governance

•  Mergers & Acquisitions

•  Risk Oversight

•  Accounting and Audit

2023 Management Proxy Circular	IAMGOLD | 21

ANN K. MASSE

Dr. Ann K. Masse has served as a director of IAMGOLD since October 2021. Dr. Masse has over 40 years of experience across the fields of health, safety, environment, security, and product stewardship. She is currently the Global head of Health, Safety, Environment, and Security for Rio Tinto. She is a passionate advocate for safety and sustainability in mining. During her tenure, Rio Tinto has adopted an industry-leading approach to advancing safety culture and maturity and over the last four Rio Tinto has experienced Zero fatalities. Previous roles held by Dr. Masse include Vice President, Safety, Health and Environment with Barrick Gold Corporation and Vice President, Safety and Health with Goldcorp Inc. Dr. Masse spent 23 years at DuPont where she held various leadership positions culminating in Global Safety, Health and Environment Leader—Strategy. DuPont is recognized as a world leader in safety and health practices and performance. Dr. Masse has also served on the boards of Pacific Salmon Foundation and the Partnership for the Delaware Estuary. Dr. Masse holds a Ph.D. in Physical Oceanography from the University of Delaware and completed her post-doctoral appointment with the Canada Centre for Inland Waters in Burlington, Ontario. Dr. Masse also holds a Bachelor of Arts degree in Environmental Studies from St. Michael’s College (Vermont)

2022 Board and committee membership		Attendance

Board of Directors		26 of 28

Nominating and Corporate Governance Committee		3 of 4

Sustainability Committee (Chair)		7 of 7
Public board membership		Board committee membership

None		N/A

Securities held

	As of April 6, 2023	Value ($)

Common Shares	0	0

Vested DSUs	43,774	$172,032

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2022 Retainer

$440,000	0.4x	1.6x

Wilmington, Delaware, USA

Global Head, Health, Safety, Environment and Security at Rio Tinto and Corporate Director

Age: 63

Status: Independent

Joined Board: October 4, 2021

2022 Votes in favour: 99.35%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Governance

•  Environment, Health, Safety, Corporate Social Responsibility

•  Legal, Compliance and Regulatory

•  Mergers and Acquisitions

•  Risk Oversight

•  Mine Operations

•  Project Development

2023 Management Proxy Circular	IAMGOLD | 22

PETER O’HAGAN

Peter O’Hagan brings 35 years of experience in commodities, natural resource investing, capital markets and structured finance. He worked at Goldman Sachs from 1991 to 2013, where he was a partner from 2002 to 2013 and was most recently Co-Head of Global Commodities. From 2016 to 2019, Mr. O’Hagan was a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and natural resource investments within the $4 billion Equity Opportunity Fund. Immediately prior to joining Carlyle, he was an operating advisor at KKR & Co. in the Energy and Real Assets group.

Mr. O’Hagan is currently a director of Triple Flag Precious Metals, where he is chairman of the Compensation Committee, and Rigel Resource Acquisition Corporation, where he is chairman of the Audit Committee. He was a board member and Chair of the Compensation Committee of Stillwater Mining from 2015 to 2017 until its sale to Sibanye Gold. He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University School of Advanced International Studies (SAIS). He serves on the advisory board of Johns Hopkins SAIS and is a board member of World Bicycle Relief, a social enterprise operating in sub-Saharan Africa.

2022 Board and committee membership		Attendance

Board of Directors		18 of 18

Audit and Finance Committee		8 of 8

Human Resources and Compensation Committee		3 of 3

Nominating and Corporate Governance Committee (Chair)		2 of 2
Public board membership		Board committee membership

Triple Flag Precious Metals		Audit Committee Compensation & ESG Committee (Chair)

Rigel Resource Acquisition Corp.		Audit Committee (Chair)

Securities held

	As of April 6, 2023	Value ($)

Common Shares	19,210	$75,495

Vested DSUs	15,060	$59,186

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2022 Retainer

$440,000	0.3x	1.5x

New York City, New York, USA

Corporate Director

Age: 60

Status: Independent

Joined Board: March 14, 2022

2022 Votes in favour: 99.35%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Accounting and Audit

•  Corporate Finance

•  Corporate Governance

•  Human Resources Management and Compensation

•  Risk Oversight

2023 Management Proxy Circular	IAMGOLD | 23

KEVIN O’KANE

Kevin O’Kane is a mining engineer with more than 40 years’ experience in the global mining industry. Mr. O’Kane spent over 35 years with BHP in various roles including leading multibillion-dollar projects from conception, through permitting and into execution and operations, President of Pampa Norte copper operations in Chile, in various major project development, technical and operating roles at La Escondida copper mine in Chile and in various health, safety, environment and community leadership roles including as Vice President Health, Safety, Environment & Community for BHP’s copper business. Most recently, Mr. O’Kane served as the Executive Vice President and Chief Operating Officer of SSR Mining Inc. Mr. O’Kane currently serves as a director of Almaden Minerals Ltd. (TSX, NYSE), Autlan (BMV) and NorthIsle Copper and Gold Inc. (TSX-V).

2022 Board and committee membership		Attendance

Board of Directors		28 of 28

Audit Committee		1 of 1

Côté Project Review Committee		13 of 13

Nominating and Corporate Governance Committee		2 of 2

Sustainability Committee		7 of 7

Technical Committee (Chair)		6 of 6
Public board membership		Board committee membership

Almaden Minerals Ltd. (TSX, NYSE)		Audit Committee Compensation Committee

Autlan (BMV)		–

NorthIsle Copper and Gold Inc. (TSX-V)		Compensation Committee Technical & Sustainability Committee (Chair)

Securities held

	As of April 6, 2023	Value ($)

Common Shares	0	0

Vested DSUs	44,342	$174,264

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2022 Retainer

$440,000	0.4x	1.7x

Vancouver, British Columbia, Canada

Corporate Director

Age: 63

Status: Independent

Joined Board: September 21, 2021

2022 Votes in favour: 98.7%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Environment, Health, Safety, Corporate Social Responsibility

•  Mine Engineering

•  Mine Operations

•  Mineral Exploration

•  Project Development

•  Risk Oversight

2023 Management Proxy Circular	IAMGOLD | 24

DAVID SMITH

David Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure. Mr. Smith has more than 35 years of financial and executive leadership experience. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith is currently a director of Hudbay Minerals Inc. and Northwest Copper Corp and is the Chair of the Board of Governors of Collingwood School. Mr. Smith has previously served on other public mining company boards of directors, specifically, Pretium Resources Inc. (acquired by Newcrest Mining), Nevsun Resources Ltd. (acquired by Zijin Mining Group Limited), Dominion Diamonds Corp. (acquired by the Washington Companies) and Paramount Gold Nevada. Mr. Smith holds a Bachelor’s of Science degree in Business Administration, Accounting from California State University, Sacramento and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

2022 Board and committee membership		Attendance

Board of Directors		19 of 19

Audit and Finance Committee (Chair)		9 of 9

Human Resources and Compensation Committee		10 of 10

Nominating and Corporate Governance Committee		1 of 1
Public board membership		Board committee membership

Hudbay Minerals Inc. (TSX)		Corporate Governance and Nominating Committee (Chair) Audit Committee

NorthWest Copper Corp. (TSX-V)		Corporate Governance and Nominating Committee (Chair) Audit Committee

Securities held

	As of April 6, 2023	Value ($)

Common Shares	0	0

Vested DSUs	35,567	$139,778

Share ownership requirements

Share Ownership Guidelines (1)	Owned versus Guidelines	Owned versus 2022 Retainer

$440,000	0.3x	1.4x

Vancouver, British Columbia, Canada

Corporate Director

Age: 64

Status: Independent

Joined Board: February 13, 2022

2022 Votes in favour: 98.96%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Accounting and Audit

•  Corporate Finance

•  Corporate Governance

•  Mergers and Acquisitions

•  Risk Oversight

•  Human Resources Management and Compensation

•  Communications and Investor Relations

2023 Management Proxy Circular	IAMGOLD | 25

COLLABORATION AGREEMENT

On February 13, 2022, the Corporation entered into a collaboration agreement (the “Collaboration Agreement”) with RCF Management L.L.C. and Resource Capital Fund VII L.P. (collectively, “RCF”), pursuant to which the Corporation and RCF agreed to certain matters regarding the governance processes and constitution of the Board.

Pursuant to the Collaboration Agreement, the Corporation agreed to (i) immediately appoint Ms. Bélanger, Mr. Smith and Mr. Ashby to the Board, (ii) to appoint Ms. Bélanger as the Board Chair concurrently with the execution of the Collaboration Agreement, and (iii) to conduct a search process for an additional independent nominee, which was completed in March 2022 and resulted in the appointment of Mr. O’Hagan. The Corporation also agreed to form an ad hoc CEO Search Committee composed of Mr. Smith, Ms. Bélanger and Mr. O’Kane, which resulted in the appointment of Renaud Adams as President and CEO of the Corporation on March 6, 2023, effective as of April 1, 2023.

RCF is also subject to certain customary standstill restrictions and voting commitments from the date of the Collaboration Agreement until the earlier of (i) the day following the completion of all business to be conducted at the Meeting and the termination thereof and (ii) December 31, 2023 (the “Standstill Period”).

Prior to the expiration of the Standstill Period, the Corporation agreed that the Board will consist of no more than nine (9) directors, with one of the directors to be the CEO following the appointment of the new CEO at the conclusion of the CEO search process, and the Corporation will not decrease the size of the Board if such decrease would require the resignation of any of Ms. Bélanger or Messrs. Ashby, O’Hagan or Smith.

Additionally, at (A) each of the Corporation’s 2022 annual meeting of shareholders and the Meeting and (B) any special meeting of Shareholders held prior to the expiration of the Standstill Period at which the election of directors is considered, the Corporation agreed to (1) include Ms. Bélanger and Messrs. Ashby, O’Hagan and Smith (or their substitutes appointed pursuant to the Collaboration Agreement) on the Corporation’s slate of director candidates, (2) nominate and reflect in the management information circular and form of proxy for each such meeting the nomination of each such individual for election at each such meeting, (3) cause all valid proxies received by the Corporation to be voted in the manner specified by such proxies and, to the extent permitted under applicable law and stock exchange rules, cause all such proxies for which a vote is not specified in respect of the election of directors to be voted in favour of the election of each such individual and (4) solicit proxies in favor of and otherwise support the election of each such individual no less than the manner in which the Corporation supports its other nominees for election at any such meeting.

The Collaboration Agreement also provides that if any of Ms. Bélanger or Messrs. Ashby or Smith ceases to be a director for any reason prior to the end of the Standstill Period, and so long as RCF has not ceased to beneficially own in the aggregate at least 2.5% of the Corporation’s then-outstanding Common Shares, then RCF may designate a substitute person to serve on the Board who meets certain independence requirements, in accordance with the terms of the Collaboration Agreement. In the event that Mr. O’Hagan ceases to be a director for any reason prior to the end of the Standstill Period, and so long as RCF has not ceased to beneficially own in the aggregate at least 2.5% of the Corporation’s then-outstanding Common Shares, the Collaboration Agreement provides that RCF may recommend a substitute nominee to the NCGC for consideration for appointment to the Board.

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CEASE TRADE ORDERS AND BANKRUPTCIES

Other than as set forth below, to the Corporation’s knowledge, as at the date of the Circular, or within the last ten years, no proposed director of the Corporation is or has been:

a)	a director, chief executive officer or chief financial officer of any company (including the Corporation):

i.

subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.

subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b)

a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Ms. Bélanger served as a director of Mirabela Nickel Limited (“Mirabela”), an Australian Stock Exchange (“ASX”) listed company, until July 2016. In September 2015 the directors of Mirabela made the decision to put the company into voluntary administration as it became apparent that the company was unable to continue as a going concern. Additional third-party financing was unable to be secured because of the decline in global nickel prices. This made it economically impossible for the company to continue trading on the ASX.

Ms. Bélanger served as a director of Plateau Energy Metals Inc. (“Plateau”), a TSX Venture Exchange-listed company, until May 11, 2021, the date on which all of the issued and outstanding shares of Plateau were acquired by American Lithium Corp. by way of a court-approved plan of arrangement. On March 15, 2021, Plateau announced that it was the subject of an investigation by the Ontario Securities Commission (the “OSC”). On May 3, 2021, the OSC filed a Statement of Allegations against Plateau, its former CEO and its CFO alleging, among other things, that Plateau had made certain misleading statements in its public disclosure. On June 1, 2022, the OSC imposed a cease trade order on Plateau as result of its failure to file certain continuous disclosure documents. Such cease-trade order remains in effect as of the date hereof.

Ms. Bélanger served as a director of Pure Gold Mining Inc. (“Pure Gold”), which obtained an initial order for creditor protection from the Supreme Court of British Columbia under the Companies’ Creditors Arrangement Act (“CCAA”) on October 31, 2022. The decision to commence CCAA proceedings was made in light of Pure Gold’s cash position, scheduled debt payments, forecast revenue and expenses and all available alternatives to an application for creditors’ protection. On November 9, 2022, the Court, on application by Pure Gold, granted a Sales and Investment Solicitation Process Order (the “SISP Order”), among other relief. The SISP Order, among other things: (i) approves a sales and investment solicitation process for all the assets, undertakings and property of Pure Gold, including the Pure Gold Mine project located in Red Lake, Ontario (the “SISP”) and (ii) approves of the engagement of a financial institution to act as Pure Gold’s sales agent for the purposes of the SISP.

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STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

Dear Fellow Shareholders:

In 2022, IAMGOLD continued its transformational journey. Our refreshed leadership team and Board continued their commitment to our goal of becoming a leading high-margin gold producer. At IAMGOLD, we are focused on advancing our culture of teamwork and accountability. The engaged management team has been committed to “doing what we said we were going to do,” realizing significant successes in 2022 including the funding of the construction of the Côté Gold Project and exceeding production guidance for the year. We believe that this is a testament to the strength of our team and our culture.

Leadership Transition

With a new Board and interim replacements for the CEO and CFO through much of the year, the Board and management worked diligently and collaboratively to advance IAMGOLD’s strategy, while implementing a robust succession planning process and rebuilding our executive leadership team.

The progress made in strengthening IAMGOLD in 2022 sets an excellent base for our future success under the leadership of our new President and CEO, Renaud Adams, who was appointed effective April 1, 2023. Renaud offers the exceptional combination of operational, strategic and capital markets experience, with a proven track record of leading a safety-first culture, attributes that are essential for leading a global mining company today. In addition, the announcement of the permanent appointment of Maarten Theunissen as CFO exemplifies the Corporation’s commitment to advancing talent through its succession planning program.

Aligned Objectives Driving Results

We believe long-term incentives serve to align executives with shareholders, and pride ourselves on having a strong alignment with pay-for-performance in our executive compensation programs, with the largest component of executive compensation being our long-term Equity Incentive Plan, of which 50% requires specific performance achievements to vest.

Also, important to enhancing the alignment of our pay and performance is our annual Cash Incentive Plan that focuses on the achievement of near-term objectives related to executing our strategic plan. In 2022, the following were captured in the Company Scorecard with actual performance for the year resulting in an overall score of 131.8% of target:

•

Project Advancement and Financing (50%): The 2022 scorecard is weighted towards measures driving the management and successful completion of the Côté Gold Project reflecting the importance of advancing Côté to the future of IAMGOLD. Our above target performance (148% of target) resulted from completion of the project review and risk analysis, securing the financing package required for construction completion to allow the project to continue on schedule without impact to economics, and exceeding our operational readiness targets by completing mechanical assemblies ahead of schedule.

The successful achievement of our objectives required a high and continuing degree of teamwork, and we are placing a similar emphasis in 2023 as we complete construction and prepare for first production in early 2024.

•

Delivering on Guidance (30%): While laying the foundations for future success with Côté, management improved the performance of our operating mines culminating in production and costs beating our 2022 guidance targets. Overall, delivering on our guidance as it relates to operations was weighted 30% of our Company Scorecard, with management achieving above target performance (147%).

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•

ESG (20%): We continue to place significant importance on ESG – with categories for equity, diversity and inclusion (“EDI”), environment, and safety – representing in aggregate 20% of our Company Scorecard. Despite the successes we had, including surpassing over 9 million hours without a lost time injury at Côté, we experienced the tragic loss of one of our team members in Burkina Faso. As a result, we adjusted our Safety DART performance to zero in the Company Scorecard and conducted a thorough investigation of the incident while implementing improvements to prevent future recurrences all in accordance with the Corporation’s commitment to our Zero Harm® principle. Overall, performance in the ESG category was below target (68%) for 2022.

Opportunity to Reset

In 2022, the Committee and leadership team focused on advancing a resilient culture with teamwork and accountability at the center of everything we do. We reset and reassessed our compensation programs and governance practices, making a number of changes to our peer group and updated our executive contract template to align with current market practices and shareholder interests. We also revamped our formal succession planning process and reviewed broader programs from an EDI perspective to create a more inclusive benefits suite.

Looking Ahead

We are excited about the future of IAMGOLD and the opportunities that lie ahead especially with the advancement of the Côté Gold Project towards production in early 2024. We are confident that the progress made in strengthening IAMGOLD in 2022 sets an excellent foundation for 2023 and beyond, as we work together to deliver our commitments to shareholders, our colleagues, and our communities. As always, we welcome your feedback on our compensation programs and look forward to your continued support.

Sincerely,

Anne Marie Toutant (Chair)

Christiane Bergevin

Peter O’Hagan

David Smith

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COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (CD&A) describes the Corporation’s approach to executive compensation by outlining the compensation program, policies, objectives, processes, and decisions behind Named Executive Officers’ (NEOs) pay during the year ended December 31, 2022.

2022 Named Executive Officers

Maryse Bélanger	Interim President and Chief Executive Officer and Chair of Board (“Interim CEO”) Appointed Interim CEO May 3, 2022

Maarten Theunissen	Interim Chief Financial Officer (“Interim CFO”) Appointed Interim CFO September 16, 2022; appointed permanent CFO March 6, 2023

Craig MacDougall	Executive Vice President, Growth

Bruno Lemelin	Senior Vice President, Operations and Projects

Oumar Toguyeni	Senior Vice President, External Affairs and Sustainability

P. Gordon Stothart	Former President and Chief Executive Officer (“Former CEO”) Stepped down January 11, 2022

Daniella Dimitrov(1)	Former EVP, Chief Financial Officer, Strategy and Corporate Development (“Former CFO”) Former Interim President and CEO Departed September 15, 2022

(1)	Daniella Dimitrov served as Interim President and CEO from January 12, 2022 to May 2, 2022.

COMPENSATION PHILOSOPHY

IAMGOLD has a vision to be a global leader in generating superior value for stakeholders through responsible and accountable mining. Employees are encouraged to engage, empower, and support each other in pursuit of excellence with a commitment to Zero Harm©. The Corporation will achieve this vision through operational excellence, profitability and financial capacity while reinforcing our commitment to strong environmental, social and governance practices.

To further this vision, IAMGOLD commits to effectively link compensation to realized business results. The fundamental objective of IAMGOLD’s executive compensation approach is to motivate and reward executives to create and preserve shareholder value over the long-term alongside our commitment to serve the interests of the Corporation’s stakeholders as a whole.

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Guiding Principles

To attain these objectives, the Corporation’s executive compensation program and policy decisions are guided by the following principles:

Benchmarking

The Corporation’s executive compensation programs are benchmarked against similar organizations to attract and retain global talent and remain competitive in markets where the Corporation operates, targeting market median compensation for fully functioning incumbents for expected levels of performance. The market data are used as a reference point, along with other factors, to which the HRCC compares the compensation of each executive to the Peer Group to set executive compensation levels commensurate with performance and experience level. The Peer Group is also used as a benchmark for compensation trends and market practices.

Peer Group

The HRCC works with WTW (the Committee’s independent compensation consultant, whose role is discussed further in “Compensation Program Oversight”) to create and maintain an appropriate peer group of relevant companies for comparison purposes. Each year, as part of a regular process the composition of the Peer Group is reviewed to determine if any changes are required. The Corporation considers organizations that are similar in size and scope of operations and are representative of the market within which it competes for executive talent. When selecting comparators, the Corporation applies the following established criteria:

Factors	Selection Criteria

Industry	Companies with active mining operations with an emphasis on gold miners and multiple mine sites

Geography	Headquartered in North America with international operations

Size	Revenue within one-third to three times that of IAMGOLD

Corporate Structure	Publicly traded on the TSX

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The HRCC reviewed the 2022 Peer Group and made changes to include more appropriately sized organizations. Specific adjustments included:

•	Removing Agnico Eagle and Kirkland Lake due to recent merger and resulting size relative to IAMGOLD

•	Adding Dundee Precious Metals, Equinox Gold, Lundin Gold and Pan American Silver

IAMGOLD’s revenue is positioned at the 50th percentile of the new Peer Group

Company	Revenue (FY2022)	Total Assets (FY2022)	Market Cap (as of 12/31/2022)

Alamos Gold Inc.	$821	$3,674	$3,980

B2Gold Corp.	$1,733	$3,681	$3,819

Centerra Gold Inc.	$850	$2,336	$1,141

Dundee Precious Metals Inc.	$570	$1,157	$914

Eldorado Gold Corporation	$872	$4,458	$1,538

Equinox Gold Corp.	$952	$3,856	$999

Hudbay Minerals Inc.	$1,461	$4,326	$1,324

Kinross Gold Corporation	$3,455	$10,396	$5,123

Lundin Gold Inc.	$816	$1,669	$2,304

Lundin Mining Corporation	$3,041	$8,173	$4,732

New Gold Inc.	$604	$2,244	$670

Pan American Silver Corp.	$1,495	$3,248	$3,440

SSR Mining Inc.	$1,148	$5,255	$3,235

Torex Gold Resources Inc.	$869	$1,593	$986

Yamana Gold Inc.[2]	$1,815	$8,383	$5,340

25th Percentile	$821	$2,244	$999

50th Percentile	$952	$3,681	$2,304

75th Percentile	$1,733	$5,255	$3,980

IAMGOLD	$959	$4,425	$1,228

Percent Rank	50p	67p	34p

(1)	Dollar amounts shown in this table are presented in millions of US dollars. Data is sourced from Standard & Poor’s Capital IQ.

(2)	Yamana Gold data reflects FY2021 data for revenue and total assets, as FY2022 financials are not available due to pending transaction.

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Components of Executive Compensation

IAMGOLD provides a competitive compensation program to its executives to attract and retain key talent to deliver on our long-term strategic plan.

Element	Objectives	Design

Total Direct Compensation

Base Salary	• Recognize and reward skills, experience, and level of responsibility

Base salary is determined at the beginning of the fiscal year and considers several factors:

•  Scope, complexity, and responsibility of the role

•  Competitiveness with salary levels for similar-sized positions within the Peer Group

•  Individual experience and sustained performance level

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive, resulting in periodic base salary adjustments, when appropriate.

Annual base salary increases are not guaranteed.

Cash Incentive Plan (CIP)	• Motivate the achievement of annual objectives • Reward performance that supports the business strategy

CIP awards are based on the annual achievement of balanced scorecard performance objectives, representing a combination of financial, operational, growth, and ESG that can vary each year based on near term priorities, and individual performance goals. Challenging performance targets are pre-defined in conjunction with the annual budgeting process.

•  The target CIP level is set as a percentage of base salary.

•  Award values range from 0% for below threshold performance to a maximum of 200% of the target value, depending on the actual performance achieved.

The HRCC reviews performance results and may apply their informed judgment to ensure final award values reflect shareholder experience.

CIP awards are performance-based and therefore the Corporation does not guarantee such payments to its executives.

Equity Incentive Plan (EIP)	• Motivate the sustained achievement of long-term goals • Reward performance that is aligned with the creation of long-term shareholder value • Align executives’ share ownership with shareholder experience

EIP grants have staggered and overlapping vesting schedules to ensure that executives continually focus on future value creation.

Target grant value is expressed as a percentage of base salary.

In determining the actual individual grants, the HRCC considers a series of key indicators to determine an EIP scoring factor between 80% and 120% of the target value.

The equity grant is then allocated based on a target mix as follows:

•  50% performance share units – 3-year cliff vesting dependent on company performance achievement

•  25% restricted share units – 3-year cliff vesting

•  25% options – 7-year term, vesting over 5 years (20% per year starting on first anniversary)

Performance share units (PSUs) vest conditionally on 3-year relative TSR (75%) and ROIC (25%), which were selected as key indicators of long-term growth and value creation.

All EIP awards are granted based on performance and ultimate vesting and value achieved requires continued employment and achievement of performance targets for PSUs and share price increases therefore the Corporation does not guarantee any EIP awards to its executives.

Indirect Compensation

Benefits, Pension, and Perks	• Provide benefits coverage and retirement savings for the wellbeing of executives

Executives participate in the same benefits provided to all employees which includes health, dental and life insurance benefits, a defined contribution pension plan and a share purchase plan.

Top-up disability insurance coverage, annual health risk assessments and taxable perquisites are also provided to executives, according to their employment agreements, as disclosed in the footnotes to the Summary Compensation Table.

The Corporation does not provide any loans to its executives.

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Target Total Direct Compensation

The table below summarizes the target total direct compensation arrangements in place as at December 31, 2022 for the active NEOs, excluding the Interim CEO. Details on the compensation arrangements for the Interim CEO can be found under the heading “President and CEO Compensation – Interim President and CEO”.

Named Executive Officers	2022 Base Salary	CIP Target(1) % of Base Salary	EIP Target(2) % of Base Salary	2022 Target Total Direct Compensation

Maarten Theunissen Interim CFO	$479,200 (3) ($395,200 + $84,000)	65%	130%	$1,413,640

Craig MacDougall EVP, Growth	$485,000	75%	150%	$1,576,250

Bruno Lemelin SVP, Operations & Projects	$485,000	65%	130%	$1,430,750

Oumar Toguyeni SVP, External Affairs and Sustainability	$406,000	65%	130%	$1,197,700

(1)	CIP payouts range from 0% for below threshold performance to a maximum cap of 200% of target value, depending on the actual performance achieved.

(2)	In the determination of actual individual EIP awards, the HRCC considers a series of key indicators to determine an EIP scoring factor between 80% and 120% of target value.

(3)	For Mr. Theunissen, includes regular salary of $395,200 and a monthly stipend of $7,000 for service as interim CFO, assuming a full year of service in that capacity ($84,000).

Consistent with the Corporation’s pay-for-performance philosophy, the majority of target compensation is “at risk”, with an emphasis on long-term incentives.

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COMPENSATION GOVERNANCE AND RISK MANAGEMENT

IAMGOLD’s compensation programs and practices were established to ensure strong alignment of pay with the long-term success of the organization. Key governance and risk mitigating features of the Corporation’s executive compensation program are outlined in the table below. Each year, the practices are reviewed against changing regulations and emerging best practices to ensure continued alignment with Shareholder interests.

IAMGOLD’s Governance Practices

✓ Compensation aligned with business strategy • Incentive compensation is tied directly to specific long-term objectives to advance corporate strategy

✓  Compensation aligned with the interests of Shareholders

•   Executive compensation is directly affected by share price and PSUs vest and pay out based on relative TSR and ROIC

•   Executive compensation programs incorporate measures tied to future success over various time horizons

•   Executives are required to meet share ownership guidelines

✓ Compensation is designed to attract, motivate, and retain high-calibre talent

•   Executive pay is benchmarked at market median (50th percentile) of our Peer Group for fully functioning incumbents for expected level of performance

✓  Compensation is performance-based

•   Most of the executive compensation is variable or ‘at risk’ and encourages high-performers to achieve exceptional levels of short and long-term performance through higher rewards; 75% for the former CEO and 66% or more for SVPs and EVPs

•   CIP and EIP awards are performance-based and earned, not guaranteed

•   Performance is assessed using a disciplined approach of pre-set measures with a pre-defined range of performance each year

✓  Compensation is aligned with risk management objectives

•   Compensation is aligned with the risk profile of the Corporation

•   CIP awards and multiplier for PSU awards are capped at 200% of target

•   Potential variable compensation is stress-tested regularly to avoid unintended behaviours or compensation outcomes

•   An annual compensation program risk assessment is conducted by an independent advisor

•   A clawback policy is maintained for both CIP and EIP granted and/or settled

✓  Compensation programs are well-governed

•   The Board considers all information and approves final performance results, and may exercise informed judgment as needed to ensure overall compensation outcomes match actual performance results and the Shareholder experience

•   Cross memberships on committees provide a link between the Committees’ respective oversights. The overlapping membership helps provide context of common activities that may impact multiple Committees and ultimately better manage risk. In addition, all Committees review CIP metrics and assessments related to their respective accountabilities

•   Incentive plan processes are well governed with annual reviews by internal audit

•   An independent advisor is retained to provide an external perspective on market changes and best practices related to compensation design, governance, and compensation risk management

•   An annual advisory vote is held on the Corporation’s approach to executive compensation

The compensation framework clearly prohibits:

× Repricing or backdating of options

× Hedging or monetizing of equity awards

× Multi-year guarantees in employment agreements

×  Severance provisions of more than two years on termination following a change in control, and single trigger vesting of equity awards for those employed under executive agreements signed after November 2022

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Risk Assessment

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from executive compensation based on an assessment framework that includes:

•	Pay philosophy and practices;

•	Design of the programs;

•	Performance measurement; and

•	Compensation governance.

In 2022, the HRCC engaged WTW to update the compensation program risk assessment. Based on this review, neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would be reasonably likely to have a material adverse effect on the Corporation.

Clawback Policy

In 2009, the Corporation introduced a Forfeiture and Repayment condition on CIP and EIP awards for all executives. This ensures that incentive compensation may be lawfully recouped (or “clawed back”) in cases where the performance underlying such compensation is subsequently found not to be achieved, further enhancing the Corporation’s pay-for-performance compensation model.

In the event of any material restatement, correction or adjustment of the Corporation’s financial statements or operating results or other metrics upon which the CIP or EIP awards provided to the executive are based, the Corporation has the right to require repayment of any amounts paid that exceed what should properly have been payable, and/or to cancel or adjust any EIP granted and, in the case of unvested EIP, to adjust such accruals or rights as necessary to reflect the restated or adjusted results.

In addition, if the restatement or adjustment results from an act of fraud, misrepresentation, malfeasance, or gross negligence on the part of the executive, the executive will be liable if convicted of any crime involving fraud, willful misrepresentation, or gross negligence, to the Corporation for any damages suffered by the Corporation as a result of such wrongdoing. The executive may be further disciplined up to or including termination for cause.

It is anticipated that in 2023 new SEC clawback rules will come into effect. The Corporation will review the final regulations and make any changes necessary to ensure our continued compliance.

Anti-Hedging Policy

The Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD’s equity securities.

Executive Share Ownership Guidelines

IAMGOLD has share ownership guidelines to further align executives with shareholders. The guidelines vary by executive level and are represented as a multiple of base salary. Share ownership includes the accumulation of common shares, as well as unvested restricted share units and performance share units. The ownership level is to be attained within three years of the later of joining the Corporation and appointment to the applicable executive level.

The executive share ownership guidelines are as follows:

Executive Position/Level	Share Ownership Target Effective in 2022 (multiple of base salary)

CEO	3.0

Executive Vice President	2.0

Senior Vice President	1.5

Vice President	1.0

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As of December 31, 2022, all active NEOs met their share ownership guidelines or were within the three-year accumulation period as indicated below:

Named Executive Officers	Share Ownership Target	Actual Share Ownership		% Ownership Guideline Achieved through Common Shares and Vested RSUs
	Multiple of Base Salary	Total Value at Dec. 31, 2022(1)	Multiple of Base Salary

Maarten Theunissen (2) Interim CFO / VP Finance	1.0	$315,206	0.8	14%

Craig MacDougall EVP, Growth	2.0	$2,357,466	4.9	111%

Bruno Lemelin SVP, Operations & Projects	1.5	$1,091,954	2.3	24%

Oumar Toguyeni SVP, External Affairs & Sustainability	1.5	$1,294,034	3.2	82%

(1)	Based on December 30, 2022 closing price of $3.47 on the TSX, the last trading day of 2022.

(2)	Mr. Theunissen is subject to the Vice President share ownership guideline for his VP Finance role. He has until September 7, 2024 to comply with the guideline.

Ms. Bélanger has share ownership guidelines in her capacity as Board Chair of $600,000 (updated to four times her annual cash retainer in 2023). Also see “Director Share Ownership Guidelines” below.

COMPENSATION PROGRAM OVERSIGHT

IAMGOLD has a strong foundation of good governance practices and oversight that strengthen risk mitigation and support our pay-for-performance philosophy.

Role of HRCC

The HRCC assists the Board in approving and monitoring IAMGOLD’s executive compensation practices, including the administration of the EIP.

The HRCC is comprised of at least three (3) directors, each of whom must be independent under applicable securities laws, policies, and stock exchange rules. In addition, in keeping with governance best practices, the HRCC consists of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

As of the date of the Circular, the HRCC was composed of the following independent directors:

•	Anne Marie Toutant (Chair)

•	Christiane Bergevin

•	Peter O’Hagan

•	David Smith

Collectively, the members of the HRCC have experience in human resources and executive compensation by virtue of their extensive tenures as senior executives of publicly traded companies and/or members of boards and human resources/compensation committees of other public companies. For more details on the background of the HRCC members, see “Board of Directors”.

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As part of its Board-approved mandate, the HRCC reviews the following each year:

HRCC Mandate

CEO and Executive / Director Compensation	Plan Administration	Oversight of Practices

• Recommends to the Board for approval, the goals and objectives of the CEO and with the assistance of the CEO, the other Executives

• Reviews the CEO’s responsibilities and from time to time recommends to the Board any changes

• Leads the annual review and evaluation process of the performance of the CEO and reports results to the Board

• Recommends to the Board for approval, the salary, and incentive awards for the CEO, based on performance

• Reviews the CEO’s recommendations for the other Executives’ compensation and makes recommendations to the Board for approval

• Reviews directors’ compensation and recommends any changes to the Board for approval

• Oversees the Corporation’s Share Incentive Plan

• Reviews the operation and administration of the Corporation’s retirement benefit plans

• Reviews executive employment agreements to avoid any unwarranted, excessive payments, and, if appropriate, recommends any changes to the Board for approval

• Reviews and recommends to the Board any disclosure related to executive compensation

• Reviews and reports to the Board on the Corporation’s organizational structure, implementation of executive succession programs, total compensation practices, talent management practices, policies and practices promoting EDI and executive development programs

• Reviews and assesses potential risks arising from the Corporation’s human resources and compensation policies and practices with respect to Executives

HRCC Mandate

2022 Highlights – The HRCC met 15 times in 2022. In executing its mandate, the HRCC:

• Assessed the effectiveness of the existing compensation plan, including a review of the Corporation’s compensation philosophy, methodology and program design to ensure alignment with the Corporation’s strategic priorities;

• Recommended to the Board for approval the executive compensation plan for 2022, based on 2022 approved budgets and the corporate strategy adopted by the Board;

• Assessed the performance of Executives against their individual objectives and the executive compensation plan;

• Recommended to the Board for approval the 2022 compensation payable, according to the executive compensation plan, the individual performance of the CEO and the CEO’s recommendation for the other Executives, taking into consideration proper pay-for-performance alignment of the compensation of the CEO and other Executives;

• Reviewed various compensation policies and programs including:

–  Peer group of companies that are similar in size, scope and complexity and are competitors for executive talent (the “Peer Group”), in alignment with selection criteria;

–  Executives’ compliance with their minimum share ownership guidelines;

–  CEO’s pay-for-performance alignment throughout the year;

–  Succession plans for the CEO and other Executives and updated development plans;

–  Potential for any material risks arising from the executive compensation plan;

• Updated the executive employment agreements for all new executives to include double trigger vesting of long-term incentives upon a change-in-control, requiring both a termination and change-in-control for vesting to occur;

• Reviewed board member compensation structure and recommended to the Board for approval increases to the compensation arrangements and share ownership guidelines to align with market; and

• Engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters

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Compensation Decision Making Process

The annual compensation decision making cycle provides a rigorous process to ensure final compensation is fair and equitable.

Role of Management

The CEO provides the HRCC with recommendations for executives’ base salary adjustments, if any, CIP and EIP awards, that are ultimately approved by the Board. The CEO and the other executives are not involved in their own pay decisions and do not make recommendations on their own pay.

Compensation Consultant

The HRCC retains compensation consultants from time to time to provide expert and independent advice regarding compensation policies and decisions. Since 2011, the HRCC has retained WTW for executive compensation services. WTW’s executive compensation consultants report directly to the HRCC and are independent of management. The HRCC confirms WTW’s independence through an annual review of the factors set out by the Securities and Exchange Commission (“SEC”) that compensation committees should consider when selecting and monitoring the independence of their compensation advisors including the following criteria:

•	WTW’s executive compensation consulting is separate and distinct from the team that assisted IAMGOLD with insurance products and services;

•

Members of the WTW executive compensation consulting team are not involved in selling other WTW services to IAMGOLD and receive no incentive or other compensation based on the fees charged to IAMGOLD for such other services;

•

WTW’s executive compensation consultants do not have a business or personal relationship with any of the HRCC members or management, and do not own any Common Shares (other than through portfolio investments such as mutual funds); and

•	WTW has strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

HRCC decisions and recommendations to the Board are its responsibility and reflect committee members’ views of the best interests of the Corporation, as informed by information and recommendations provided by compensation consultants.

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In 2022, WTW provided support to the HRCC in reviewing meeting materials prepared by management and attending certain HRCC meetings. WTW reviewed the executive compensation and performance peer groups, conducted an update to the risk assessment review of the Corporation’s executive compensation plan, provided market compensation data for both executives and directors, provided advice and support in developing compensation arrangements for interim and incoming executive roles, reviewed the incentive compensation plans, advised on executive compensation trends and best practices, and reviewed executive compensation disclosure. The HRCC pre-approves non-compensation services that are provided to the Corporation by WTW in order to ensure that its independence from management is not compromised.

While in 2021, another team at WTW provided other consulting services directly to management related to the management of commercial and casualty insurance programs, no such services were provided in 2022.

	Executive Compensation	Other Fees	Total

2022	$295,373	$0	$295,373

2021	$128,607	$24,393(1)	$153,000

(1)	In 2021, “Other Fees” do not relate to executive compensation and include $24,063 and $263 USD, which has been converted at 1.2546, the average monthly exchange rate for 2021.

COMPENSATION DECISIONS RELATED TO 2022 PERFORMANCE

2022 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation for 2022.

Compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, experience, education, succession planning considerations, competitive pressures, and internal equity.

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Base Salary

In early 2022, as part of the annual review process the following decisions were made related to the NEO’s base salaries. For a discussion of Ms. Bélanger’s compensation arrangements, see “President and CEO Compensation – Interim President and CEO”.

Named Executive Officers	2021	2022	% Increase

Maarten Theunissen VP Finance	$380,000	$395,200	4.0%

Interim CFO (1)	–	$479,200	–

Craig MacDougall EVP, Growth	$485,000	$485,000	0.0%

Bruno Lemelin SVP, Operations & Projects	$450,000	$485,000	7.8%

Oumar Toguyeni SVP, External Affairs and Sustainability	$395,000	$406,000	2.8%

(1)	In addition to his salary as VP Finance, Mr. Theunissen received a $7,000 monthly stipend for serving as Interim CFO starting on September 16, 2022, an equivalent of $84,000 on an annual basis.

Cash Incentive Plan (CIP)

IAMGOLD is committed to its philosophy of pay-for-performance based on the fundamental premise that compensation should be directly correlated to the performance of the Corporation. To support this philosophy, CIP awards are used to reward executives for achievement of annual performance objectives. Performance criteria established by the HRCC will vary based on priorities for the year and can include a combination of financial, operational, strategic, growth and ESG metrics for a balanced view of performance.

The CIP assesses executives based on company performance results and individual results. For NEOs other than the CEO, the Company Scorecard results account for 70% and individual performance results account for 30% of the CIP award. For the former CEO, the weighting was 80% corporate and 20% individual.

While target levels of performance on CIP metrics are established as parameters, the Board can apply informed judgment to increase or decrease the CIP awards from the formula-based calculations to reflect the Corporation’s and the executive’s performance for that year as well as the HRCC’s long-term assessment thereof, recognizing that current year performance is influenced by multi-year activities.

2022 Company Scorecard and Results

The Corporation’s CIP key performance indicators are reviewed by the HRCC and stretch targets are established at the beginning of each year, in line with the Corporation’s budget and longer-term strategy. The Company Scorecard is aligned throughout the organization with weightings set depending on level within the organization.

The 2022 Company Scorecard captured performance in three categories: delivering on guidance, project advancement and financing, and environment, social and governance. As indicated in the table below, the

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Company Scorecard reflects the importance of collaborative contribution towards the Côté Gold project advancement by assigning 50% of the total Company score to measures driving the successful completion of the project. A similar approach will be taken in 2023 while construction is being completed and preparations are made for first production in 2024.

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In 2022, following the appointment of a new Executive Project Director at Côté Gold, a detailed project review and risk analysis was completed with an updated cost to complete, schedule and mine plan released on August 3, 2022. The Project Advancement measures on the 2022 Company Scorecard were finalized based on the updated Côté Gold project metrics.

CIP Company Scorecard and 2022 Performance

Deliver on Guidance 30%

Performance Measures: Consolidated Gold Production (10%), Total Cash Costs per ounce (10%), Capital Expenditures (10%)

•   In 2022, the Corporation made a commitment to the shareholders that we would do what we say, and a large part of that commitment was delivering on our guidance.

•   IAMGOLD reported attributable production of 713,000 ounces in 2022, above the upper end of our revised production guidance of 650,000 – 705,000 (revised upward on November 8, 2022) and exceeding our maximum target. This was driven by record operating performance at Essakane with continued management and mitigation of in-country supply chain constraints and security challenges, and a strong fourth quarter of production at Rosebel.

•   Total Cash Costs were within our guidance range and outperformed target, benefiting from higher production and sales volumes, as well as continued operational improvements. This outperformance helped to offset certain operating and external cost escalation pressures experienced during the year.

•   Capital expenditures at the operations were in line with company targets and company guidance, as IAMGOLD continues to invest into its assets according to the respective mine plans.

Project Advancement and Financing 50%

Performance Measures: Côté Gold Project Advancement (35%), Sufficient Funds to Complete Project Construction (15%)

•   We assessed performance of Côté Gold Project Advancement based on measures related to capital expenditures, schedule variation and operational readiness tied to the updated project review completed in 2022. Capital expenditures and schedule variation targets are based on internal estimates associated with a P50 confidence level versus external guidance on a P80 schedule. Based on these metrics, capital expenditures are tracking well with significant contingency estimates remaining, while the project schedule was below target. Note that the Côté Gold project remains on track for the updated cost to complete and time to completion as outlined in the year end results reported on February 16, 2023.

•   A key focus for 2022 was to secure the funds necessary to complete the Côté Gold project, as reflected by a 15% weighting of the Company Scorecard. Through the diligent work of our team, not only was the financing secured ahead of schedule, but values delivered, and quality of the plan completed far exceeded expectations. As such, the Board assessed performance at maximum.

Environment, Social, Governance 20%

Performance Measures: Environment Objectives (5%), Safety – Leading (5%), Safety – DART (5%), and Equity, Diversity & Inclusion (5%)

•   Environment Objectives – Notwithstanding key achievements as it relates to the environment such as completing actions required to obtain a level A score for Towards Sustainable Management (TSM) Water management stewardship at Essakane and re-crafting site specific carbon reduction plans due to asset divestitures, we only achieved a threshold number of objectives (4 of 6) in the year.

•   Safety (Leading Indicators) – Leading safety indicators are important to ensure a strong safety culture. This assessment is based on critical risk-based training for employees, safety meetings with employees & contractors and planned general inspection. Performance was assessed above target.

•   Safety (DART) – While we had strong performance when looking at the DART metric, tragically an IAMGOLD employee lost his life in Burkina Faso in an off-site incident. Given this unfortunate event near Essakane, Management decreased the DART performance in the Company Scorecard (and Essakane site scorecard) to zero.

•   Equity, Diversity & Inclusion – the KPIs are designed to progress towards the goal of an inclusive workplace with greater diversity for the benefit of the Corporation. In 2022 we conducted a full diagnostic of current state to establish benchmark comparisons, launched EDI awareness training for all leaders at sites, projects and corporate, and promoted a safe and supportive environment at work through “Mind, Body and Achievement” Phase 1 program.

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Details of the 2022 Company Scorecard results are outlined in the table below:

Metrics	Weight	2022 Performance Range			2022 Results	2022 Score	2022 Weighted Score
		Threshold (50%)	Target (100%)	Maximum (200%)

Consolidated Gold Production (oz.)	10%	570,000	605,000	668,741	712,816	200.0%	20.0%
Total Cash Costs (per oz.)	10%	$1,150	$1,125	$1,040	$1,109(1)	120.1%	12.0%
Capital Expenditures ($M) Performance trigger: scope of work completion	10%	$350.4	$332.4	$314.4	$328.5	121.7%	12.2%
Côté Gold Project Advancement
• Capital Expenditures	14%	+$50M	$110 M Contingency Draw	-$50M	-$38.65M	150.0%	21.0%
• Schedule Variation	14%	Target overall project completion at 76.5%			72.6% Complete	65.0%	9.1%
• Operational Readiness	7%	Planned mechanical assemblies within the established timelines			30 days ahead	200.0%	14.0%
Sufficient Funds to Complete Project Construction	15%	Qualitative assessment of the timing, quantum and quality of financing plan put in place			Exceeded expectations	200.0%	30.0%
Environment	5%	4/6 Objectives Completed	6/6 Objectives Completed	Meet Target and Achieve Supplemental Target	4 Objectives Completed	50.0%	2.5%
Safety (Leading)	5%	Achieve a score of 65%	Achieve a score of 100%	Meet Target and Achieve Supplemental Target	120%	120.0%	6.0%
Safety (DART)	5%	0.64	0.42	0.35	.31(2)	0.0%	0.0%
Equity, Diversity & Inclusion	5%	2/3 Initiatives Completed	3/3 Initiatives Completed	Meet Target and Achieve Supplemental Target	3 Initiatives Completed	100.0%	5.0%

Total	100%						131.8%

(1)

“Cash Costs” is a non-GAAP financial measure. Refer to the description and calculation of this measure in the Corporation’s management’s discussion and analysis for the year ended December 31, 2022 (available under the Corporation’s profile at www.sedar.com), which is incorporated by reference herein.

(2)

As a result of the incident outside of the Essakane site that resulted in the fatality of one of IAMGOLD’s employees, management recommended and the HRCC agreed that the score for Safety DART metric be reduced to zero.

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Individual Performance

Individual performance for the executives is reviewed first by the CEO with feedback from the HRCC, taking into consideration the accomplishment of the functional goals established by the CEO and approved by the Board and an assessment of each executive’s performance in the areas of leadership, teamwork, innovation, general and administrative cost management, and other individual objectives for the year.

The CEO assesses each executive’s performance and recommends to the HRCC an individual performance score within 0% to 200%. The HRCC assesses the CEO’s individual performance on the same basis and makes a recommendation to the Board for their consideration and approval.

During 2022, the executive team worked collaboratively to support the advancement of the Côté Gold Project by focusing their efforts on achievement in their respective areas, creating the financial stability and operational focus necessary to complete the project.

The table below highlights key individual results that support the individual performance result for each applicable NEO. For a discussion related to Ms. Bélanger, see “President and CEO Compensation – Interim President and CEO”.

Maarten Theunissen Interim CFO	2022 Individual Performance Result: 200%

•   Led the team that created a new financing plan that resulted in Côté construction costs being funded for 2023, including leading the negotiation with Sumitomo on the joint venture funding agreement

•   Effectively stepped into the CFO role and ensured that continuous disclosure, planning, risk management and treasury functions continued to perform

•   Identified and implemented various solutions to improve and manage liquidity

Craig MacDougall EVP, Growth	2022 Individual Performance Result: 100%

•   Completed two updated Mineral Resource Estimations (MREs) and supporting delineation drilling programs as part of the exploration program outlining an additional 2.4 million ounces, demonstrated a multi-million ounce resource potential of the Karita discovery, and made two new grassroots discoveries

•   Supported Bronco & Nebula sales processes, resulting in successful, high-value transaction proposals

•   Initiated team restructuring and necessary office closures in specific jurisdictions, as well as reducing option agreement obligations, to ensure portfolio value maximization in accordance with exploration budgets

Bruno Lemelin SVP, Operations & Projects	2022 Individual Performance Result: 100%

•   Led Essakane team toward record production performance, mitigating risk related to security and potential supply chain disruptions and Rosebel team toward sharp improvement delivering above guidance production

•   Provided leadership in discussions with Suriname stakeholders to support the successful sale of Rosebel

•   Steered the global supply chain team in mitigating impacts from supply chain risks due to the Ukrainian war and COVID, limiting impacts on the cost structure

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Oumar Toguyeni SVP, External Affairs and Sustainability	2022 Individual Performance Result: 200%

•   Successfully led the reorganization of the corporate ESG group into Health & Safety, Environment and Community, to ensure alignment with company, better integration with the operating sites and clarification of roles with clear lines of accountability between corporate and sites

•   Secured all outstanding permits for construction and operations phases of Côté Gold development and pursued initiatives with provincial government of Ontario to secure power and fiscal incentives

•   Played a critical role in the divesting of assets in Suriname and West Africa, throughout the due-diligence reviews with updates on legal frameworks, permitting and leading advocacies with host governments to secure government approvals

2022 CIP Awards

Named Executive Officers	CIP Target % of Base Salary	CIP Target	Corporate Performance	Individual Performance	CIP Earned for 2022	Award as a % of Target

Maarten Theunissen (1) Interim CFO	40% / 65%	$203,049	131.8%	200%	$309,163	152%

Craig MacDougall EVP, Growth	75%	$363,750	131.8%	100%	$444,721	122%

Bruno Lemelin SVP, Operations & Projects	65%	$315,250	131.8%	100%	$385,425	122%

Oumar Toguyeni SVP, External Affairs and Sustainability	65%	$263,900	131.8%	200%	$401,814	152%

(1)

Mr. Theunissen’s CIP target and award were prorated based on salary (and stipend) and target CIP for service before and after being appointed Interim CFO (40% as VP Finance and 65% as Interim CFO). The portion of Mr. Theunissen’s CIP target and award for his interim CFO role was inclusive of the stipend amount received in 2022.

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Equity Incentive Plan (EIP)

The EIP is designed to align executives with the shareholder experience by rewarding long-term sustained performance.

EIP Formula

The formula used to determine EIP awards is illustrated below:

EIP Scoring Factor The EIP grant is performance-based and dependent on both the Corporation’s and the executive’s performance. The EIP Scoring Factor can range from 80% to 120% of target.

The following factors are considered in arriving at the EIP Scoring Factor:

•  Key indicators of long-term performance

•  Shareholder experience

•  Management’s performance in the given economic climate and circumstances

•  Current Common Share price

•  Common Share ownership levels and total equity granted as a percentage of outstanding Common Shares of the Corporation

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Grant Allocation – EIP Vehicles Summary

The composition of the 2022 EIP awards to be granted in 2023 is set out below along with a summary of the features of each vehicle.

	PSUs	RSUs	Options

Grant Allocation	50%	25%	25%

Term	3 years	3 years	7 years

Description	Share units that vest conditionally based on pre-determined company performance criteria	Share units that are subject to time-vesting only	Right to acquire IAMGOLD shares at a specified price

Performance Criteria	75% TSR performance relative to S&P/TSX Global Gold Index	Not Applicable	Not Applicable
25% Average ROIC

Vesting	Units cliff vest at the end of the term, and the number of units granted can vary from 0-200% of target depending on the performance conditions above	Units cliff vest at the end of the term	Options vest 20% per year over five years, starting on the first anniversary of the grant date

Payout	Settled in common shares at the end of the term	Settled in common shares at the end of the term	Participants acquire IAMGOLD shares at the exercise price defined as fair market value at the time of grant

As indicated in the table above, the vehicles have staggered and overlapping vesting schedules to ensure that executives continually focus on future value creation. The EIP awards are approved in the first quarter following the performance year, with actual grants made sometime following the determination of awards (e.g., the 2022 EIP was approved/awarded in Q1 2023 and will be granted later in 2023).

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PSU Performance Measures

The PSU performance metrics used for the 2022 EIP were consistent with those used for 2021, measuring IAMGOLD’s total shareholder return (TSR) performance relative to the S&P/TSX Global Gold Index (relative TSR weighted 75%) and our capital efficiency relative to our three-year plan (ROIC weighted 25%).

In 2022, assisted by WTW, the HRCC reviewed the competitiveness and effectiveness of our long-term incentive plan relative to the Corporation’s peers. Based on that review, the HRCC adjusted the maximum payout for the PSU grant from 150% to 200% of target to improve the competitiveness of our plans where the Corporation achieves high levels of performance, consistent with the majority of our peers. In addition, the payout for a threshold level of performance for the ROIC metric was increased to 25% (from 0%) to provide consistency between the two metrics.

In conjunction with these changes, the level of performance required to achieve maximum vesting was increased from the 75th to 85th percentile for relative TSR, and from 7.5% to 8.5% for ROIC.

For ROIC, the HRCC was cognizant of the fact that the threshold and target performance levels (as outlined below) are lower than the 2021 award and also took into account the company’s cost of capital in determining the targets. However, the Board, in providing its approval, noted that it is essential to set realistic but challenging targets for the new management team from the baseline of IAMGOLD’s current position. The proposed target level represents outperformance of the current financial plan as a key step in the transition from our existing position to a strong and sustainable operational and financial position as we execute our strategy.

Metrics	Definition	2022 EIP (2023 – 2025) Performance Range (0%—200% vesting)

		Below Threshold (0%)	Threshold (25%)	Target (100%)	Maximum (200%)

Relative TSR 75% weight

TSR is measured based on the 3-year relative TSR compared to the S&P/TSX Global Gold Index, using the volume-weighted average share price for December at the beginning and end of the period (2023 – 2025).

If the Corporation’s TSR outperforms the index but is negative, the metric score will be capped at 100% (target).

		< 25th percentile	25th (1) percentile	50th (1) percentile	85th (1) percentile

Average ROIC 25% weight	ROIC is calculated using a single three-year average (3-year average EBIT divided by the average invested capital) (3),(4).	< 3.1%	3.1% (2)	5% (2)	8.5% (2)

(1)	For relative TSR, performance between the 25th, 50th and 85th percentiles of the Index are calculated on a linear basis.

(2)	For ROIC, 7% results in a payout of 150% and performance between 3.1% and 5%, 5% and 7%, and 7% and 8.5% is calculated on a linear basis.

(3)

EBIT is calculated as net earnings adding back (i) financial costs, (ii) income tax expense, (iii) exploration expenses, and (iv) expenditures related to development projects that are not capitalized. Gains or losses from non-operating activities and other adjustments such as unrealized gains and losses on hedging and foreign exchange will be excluded. Non-cash impairment and net realizable value adjustments will be added back based on informed judgment.

(4)

Invested capital is calculated as the sum of (i) property, plant and equipment, excluding construction in progress, (ii) long-term stockpiles, and (iii) current assets, excluding cash and cash equivalents, less current liabilities, excluding debt and deferred revenue. The average Invested Capital will be calculated over 13 quarters with the first quarter representing the opening balance.

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2022 EIP Awards

The Board approved performance-based Scoring Factors of 100% to 120% of target for the applicable NEOs. For a discussion of Ms. Bélanger’s compensation arrangements, see “President and CEO Compensation - Interim President and CEO”).

Named Executive Officers	EIP Target (% of Base Salary)	Target EIP Award (Prorated)	Actual EIP Award(1)	As a Percentage of Prorated Target Value

Maarten Theunissen Interim CFO	97% / 130% (2)	$454,835	$491,359	108%

Craig MacDougall EVP, Growth	150%	$727,500	$727,500	100%

Bruno Lemelin SVP, Operations & Projects	130%	$630,500	$630,500	100%

Oumar Toguyeni SVP, External Affairs and Sustainability	130%	$527,800	$633,360	120%

(1)

Above numbers represent the EIP award values approved by the Board in Q1 2023. As of the date of this circular, the grants have not been made, therefore the actual grant values are yet to be determined.

(2)

Mr. Theunissen’s EIP target and award were prorated based on salary (and stipend) for service before and after his appointment as Interim CFO (97% as VP Finance and 130% as Interim CFO). The portion of Mr. Theunissen’s EIP target and award for his interim CFO role was inclusive of the stipend amount received in 2022.

When the EIP grants are made in 2023 (in respect of 2022 performance), the award values will be allocated as follows:

Named Executive Officers	EIP Award Value (1)	Share-Based Award – PSUs (1) (performance vesting)	Share-Based Award – RSUs (1) (time vesting)	Option-Based Award (1)
		$	$	$

Maarten Theunissen (2) Interim CFO	$491,359	$109,573	$258,946	$122,840

Craig MacDougall EVP, Growth	$727,500	$363,750	$181,875	$181,875

Bruno Lemelin SVP, Operations & Projects	$630,500	$315,250	$157,625	$157,625

Oumar Toguyeni SVP, External Affairs and Sustainability	$633,360	$316,680	$158,340	$158,340

(1)

Above numbers represent the EIP award values approved by the Board in Q1 2023. As of the date of this circular, the grants have not been made, therefore the actual grant values and aggregate number of Common Shares underlying such awards are yet to be determined.

(2)

Mr. Theunissen’s EIP was prorated for service before and after his appointment as Interim CFO. His grant allocation as VP Finance was 75% RSUs and 25% stock options. For his term as Interim CFO his grant allocation was consistent with other NEOs at 50% PSUs, 25% RSUs and 25% stock options.

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Pay-for-Performance Alignment

A significant portion of the compensation of the Corporation’s NEOs is variable “at risk” pay, with an emphasis on equity-based compensation. This serves to align executives with shareholders.

The graph below highlights the target EIP grants, actual grants and the current realizable value of grants made from 2020 – 2022 (in respect of 2019 – 2021 performance) for a representative NEO. As illustrated, the equity grants in any given year can vary from target and the ultimate value realized will depend on our share price performance over the period.

Pay for Performance: 2020 to 2022

		2019 Granted March 2020	2020 Granted Feb. 2021	2021 Granted March 2022

Representative NEO	Target LTI Award Value	562,500	665,665	727,500
	Actual Equity Granted as a % of Target LTI Award	84%	77%	99%
	Actual Equity Granted ($ Value)	475,200	515,203	719,519
	Realized/Realizable LTI ($ Value)	343,530	315,770	462,898
	Realized/Realizable LTI as a % of Equity Granted	72%	61%	64%

(1)

Realized / Realizable LTI value based on the December 30, 2022 share price of $3.47 and capturing the actual vesting of the 2019 PSU award (granted in 2020 and vesting in early 2023) of 37.5%. For 2020 and 2021 grants, PSU performance assumed to be target.

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PRESIDENT AND CEO COMPENSATION

Interim President and CEO

On May 3, 2022, the Board Chair, Ms. Maryse Bélanger, stepped into the role of Interim President and CEO on a temporary basis. In recognition of the additional responsibilities and time commitment, the Board (excluding Ms. Bélanger) approved the following compensation arrangements:

•	Salary of $75,000 per month (equivalent to $900,000 annually consistent with former CEO and former Interim CEO)

•	DSU grant of $75,000 per month (granted on April 3, 2023)

During her time as Interim President and CEO, Ms. Bélanger is ineligible for the Board Chair cash retainer, but is eligible to receive the Board Chair DSU grant.

At the time of appointment, outside of the cash and equity retainers, there were no considerations for additional compensation as it was anticipated to be a short-term assignment. Following the completion of the year, to recognize the significant time commitment and Ms. Bélanger’s strategic leadership in driving the organization through its transformational journey over the 8-month period, the Board approved a recognition bonus of $1,275,000, which was paid in cash on March 23, 2023.

We are pleased to announce the appointment of Mr. Renaud Adams as the Corporation’s President and CEO effective April 1, 2023. Consequently, Ms. Bélanger reverted to her role as Independent Board Chair and on cessation of her Interim role received a DSU grant of $825,000 on April 3, 2023 related to the compensation arrangement discussed above, of which $600,000 was attributable to her time as Interim President and CEO in 2022.

Former President and CEO

Gordon Stothart served as the President and CEO of the Corporation from March 1, 2020 to January 11, 2022. The table below summarizes his compensation as President and CEO.

	Target Total Direct Compensation

	2020	2021	2022

Base Salary	$750,000	$900,000	No Change prior to departure on January 11, 2022
CIP at Target	$825,000 (110% of Salary)	$900,000 (100% of Salary)
EIP at Target	$1,650,000 (220% of Salary)	$1,800,000 (200% of Salary)
Target Total Direct Compensation	$3,225,000	$3,600,000

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Former CFO and Interim CEO

Daniella Dimitrov was employed with the Corporation from March 29, 2021 to September 15, 2022. During that time, she served as the Chief Financial Officer, but also had responsibility for strategy and corporate development (from December 14, 2021 onward) and served as the Interim President and CEO from January 12, 2022 to May 2, 2022. The table below summarizes her compensation during this period.

	Target Total Direct Compensation

	2021	2022 Jan 12 – May 2	2022 May 3 – Sep 15

Title	CFO and EVP, Strategy & Corporate Development	President & CFO and Interim CEO	CFO and EVP, Strategy & Corporate Development

Base Salary	$490,000	$900,000	$600,000

CIP at Target	$367,500 (75% of Salary)	$900,000 (100% of Salary)	$510,000 (85% of Salary)

EIP at Target	$735,000 (150% of Salary)	$1,530,000 (170% of Salary)	$1,020,000 (170% of Salary)

Target Total Direct Compensation	$1,592,500	$3,330,000	$2,130,000

SHARE PERFORMANCE GRAPH

The following graph compares the cumulative total return for $100 invested in Common Shares of the Corporation on the TSX on December 31, 2017, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years.

IAMGOLD Cumulative Value of $100 Investment versus Relevant Market Indices

From December 31, 2017 to December 31, 2022

	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
IAMGOLD Corporation	$100	$68	$66	$64	$54	$47
S&P/TSX Composite Index	$100	$91	$112	$118	$148	$139
S&P/TSX Global Gold Index	$100	$97	$136	$167	$158	$154

IAMGOLD Corporation		-32%	-3%	-4%	-16%	-12%
S&P/TSX Composite Index		-9%	23%	6%	25%	-6%
S&P/TSX Global Gold Index		-3%	41%	22%	-5%	-2%

In prior years we illustrated the change in CEO and NEO total compensation in comparison to share price performance. Given the executive transitions during the year, this supplemental illustration is not as meaningful at present, so it has been excluded from this year’s disclosure. When comparing the trend in compensation to the trend in our share price performance, it is important to highlight that the largest component of our NEOs compensation is in the form of equity-based compensation and therefore closely aligned with the shareholder experience.

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SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as the two previous financial years.

Named Executive Officers (1)	Year	Salary ($)	Share- based Awards (2) ($)	Option- based Awards (3) ($)	Annual Incentive Plans (4) ($)	Pension Value (5) ($)	All Other Comp. (6) ($)	Total Comp ($)

Maryse Bélanger(7) Interim CEO (appointed May 3, 2022)	2022 2021 2020	602,308 -- --	747,225 -- --	-- -- --	1,275,000 -- --	-- -- --	62,190 -- --	2,686,723 -- --

Maarten Theunissen Interim CFO (appointed Sept. 16, 2022)	2022 2021 2020	419,754 122,769 --	368,519 97,417 --	122,840 19,324 --	309,163 48,307 --	21,096 9,208 --	24,073 -- --	1,265,445 297,025 --

Craig MacDougall EVP, Growth	2022 2021 2020	485,000 485,000 469,380	545,625 537,602 380,380	181,875 181,917 134,823	444,721 238,475 327,000	17,589 16,691 15,903	54,264 49,847 36,298	1,729,073 1,509,533 1,363,784

Bruno Lemelin SVP, Operations and Projects	2022 2021 2020	485,000 450,000 405,344	472,875 432,419 338,580	157,625 146,329 114,081	385,425 191,763 285,000	23,085 21,908 20,873	45,251 74,462 45,899	1,569,261 1,316,880 1,209,776

Oumar Toguyeni SVP, External Affairs and Sustainability	2022 2021 2020	406,000 395,000 380,417	475,020 379,626 275,880	158,340 128,345 93,339	401,814 168,325 235,000	15,390 14,605 13,915	329,501 313,536 396,154	1,786,065 1,399,438 1,394,705

P. Gordon Stothart Former CEO (Active until January 11, 2022)	2022 2021 2020	24,231 900,000 719,231	-- -- 877,800	-- -- 300,759	-- -- 745,000	30,780 29,210 27,830	1,888,377 1,602,325 67,327	1,943,348 2,531,535 2,737,947

Daniella Dimitrov Former CFO and Interim CEO (Active until Sept. 15, 2022)	2022 2021 2020	693,962 376,923 --	-- 495,287 --	-- 167,531 --	-- 183,109 --	25,769 19,223 --	2,865,947 25,617 --	3,585,678 1,267,689 --

(1)

All NEOs receive their compensation in Canadian dollars. Ms. Bélanger was appointed Interim President and CEO effective May 3, 2022, in addition to continuing her primary role as Board Chair. Mr. Theunissen was hired on September 7, 2021 as VP, Finance and was appointed interim CFO on September 16, 2022. Mr. Stothart stepped down from the role of President and CEO effective January 11, 2022. Ms.Dimitrov was hired on March 29, 2021 as CFO and departed the Corporation on September 15, 2022.

(2)

Values for 2022 represent the Award Values approved by the Board in Q1 2023. As of the date of this circular, the grants have not been made, therefore the actual grant values are yet to be determined. For 2021, the number of units was determined using $4.09 which is the 20-day volume-weighted average closing price ending March 14, 2022. For 2020, the number of units was determined using $4.39 which is the 20-day volume-weighted average closing price ending February 12, 2021. For 2022, the grant will be made in 2023. For 2021, the grant date was March 15, 2022, and the fair value was $4.03. For 2020, the grant date was February 22, 2021, and the fair value was $4.18. For Ms. Bélanger the Corporation has a contractual obligation to grant her $75,000 per month in DSUs for her Interim President and CEO role after the new President and CEO has been appointed. For 2022, the amount granted was $600,000 representing 157,068 DSUs at a grant price of $3.82 as of April 3, 2023.

(3)

Represents the option value granted to the NEOs. The Black-Scholes model is used to calculate the value of the options. For 2022, represents the Award Values approved by the Board in Q1 2023. As of the date of this circular, the grants have not been made, therefore the actual grant values are yet to be determined. The 2021 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 53.12%, dividend yield – 0%, interest rate – 1.78%, expected life – 5 years and exercise price $4.02 based on IAMGOLD’s closing price on the TSX the trading day preceding the date of grant (March 15, 2022) and a fair value of $1.89. The 2020 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 57.07%, dividend yield – 0%, interest rate – 0.64%, expected life – 5 years and exercise price $3.99 based on IAMGOLD’s closing price on the TSX the trading day preceding the date of grant (February 19, 2021) and a fair value of $2.07.

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(4)

Represents the CIP bonuses paid to the NEOs. 2022 Bonuses were calculated and awarded as described in the CIP section above. CIP bonuses are paid in the first quarter of the following year. For Ms. Bélanger, includes the bonus awarded to recognize the significant time commitment and her strategic leadership in driving the organization through its transformational journey over the 8-month period.

(5)	Represents the employer contributions to the NEOs’ pension plan.

(6)

Includes employer contributions to the Share Purchase Plan, additional disability insurance premium available exclusively to the NEOs and perquisites. For Mr. Theunissen, employer contributions to the Share Purchase Plan were $14,820. For Mr. MacDougall, employer contributions to the Share Purchase Plan were $18,188 and additional disability insurance premiums were $21,144. For Mr. Lemelin, employer contributions to the Share purchase Plan were $18,188 and additional disability insurance premiums were $14,825. For Mr. Toguyeni, employer contributions to the Share Purchase Plan were $15,225, additional disability insurance premiums were $14,044 USD, expatriate premiums including completion bonuses were $243,000, and living expenses paid for by IAMGOLD were 18,838,210 XOF. For Mr. Stothart, employer contributions to the Share Purchase Plan were $33,750, vacation pay was $34,615 and severance amount was $1,800,000. For Ms. Dimitrov, employer contributions to the share purchase plan were $26,024, vacation payout was $33,462, additional disability insurance premiums were $27,932, payment for Retention Bonus was $450,000 and severance amount was $2,316,741. For details on the severance agreements with Mr. Stothart and Ms. Dimitrov see “Termination & Change of Control Benefits – Agreements with Outgoing Executives”.

(7)

Ms. Bélanger was appointed to the Board on February 13, 2022, her Director Compensation is included in this table ($59,857 cash retainer under all other compensation for the time between Board appointment and assuming the Interim CEO role, and value of DSU awards of $147,225 under Share-Based Awards).

Cost of Management

The table below shows the link between the Corporation’s performance and the NEO’s compensation by comparing the Total Cost of the NEOs’ compensation with Operating Cash Flow and Total Equity, over the last three years.

Year	Total Cost of NEOs’ Compensation (1)	As a % of Operating Cash Flow	As a % of Total Equity

2022	$9,036,567	1.7%	0.3%

2021	$8,025,076	2.2%	0.3%

2020	$8,232,002	1.8%	0.3%

(1)

Represents the total compensation as disclosed in the Summary Compensation Table. Only the five current NEOs at the end of each year are included in the “total cost of NEOs’ compensation” figure above.

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based and full value share-based awards held by the NEOs and outstanding as at December 31, 2022. The value of these awards is calculated using the closing market Common Share price on the TSX of $3.47 as of December 30, 2022, the last trading day of 2022.

Named Executive Officers	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Vested Common Shares or Units of Common Shares not yet Paid or Distributed
Maryse Bélanger							$147,225
Total:							$147,225
Maarten Theunissen	36,922 10,208	$3.00 $4.02	07-Sep-2028 15-Mar-2029	$17,353 $0	74,849	$259,726	$0
Total:	47,130			$17,353	74,849	$259,726	$0
Craig MacDougall	56,000 104,000 85,300 120,000 65,000 96,100	$3.26 $5.24 $6.86 $4.74 $3.99 $4.02	23-Feb-2023 28-Feb-2024 26-Feb-2025 25-Feb-2026 22-Feb-2028 15-Mar-2029	$11,760 $0 $0 $0 $0 $0	368,400	$1,278,348	$0
Total:	526,400			$11,760	368,400	$1,278,348	$0
Bruno Lemelin	14,400 18,900 17,900 29,867 55,000 77,300	$3.26 $5.24 $6.86 $4.74 $3.99 $4.02	23-Feb-2023 28-Feb-2024 26-Feb-2025 25-Feb-2026 22-Feb-2028 15-Mar-2029	$3,024 $0 $0 $0 $0 $0	264,694	$918,488	$0
Total:	213,367			3,024	264,694	$918,488	$0
Oumar Toguyeni	8,800 33,000 25,600 30,406 45,000 67,800	$3.26 $5.24 $6.86 $4.74 $3.99 $4.02	23-Feb-2023 28-Feb-2024 26-Feb-2025 25-Feb-2026 22-Feb-2028 15-Mar-2029	$1,848 $0 $0 $0 $0 $0	228,608	$793,270	$0
Total:	210,606			$1,848	228,608	$793,270	$0
P. Gordon Stothart	160,000 232,600 158,800 170,000 145,000	$3.26 $5.24 $6.86 $4.74 $3.99	23-Feb-2023 28-Feb-2024 26-Feb-2025 25-Feb-2026 22-Feb-2028	$33,600 $0 $0 $0 $0	438,000	$1,519,860	$0
Total:	866,400			$33,600	438,000	$1,519,860	$0
Daniella Dimitrov
Total:	0			$0	0	$0	$0

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Value of Vested or Earned Awards during the Year

The table below shows the aggregate value of options and full value share-based units that vested during 2022. For the options, the value was determined based on the difference between the market price on the vesting date and the exercise price at the time of grant. For the full value share-based units, the value was determined by multiplying the number of units vested by the market value of the underlying Common Shares on the vesting date.

Named Executive Officers (1)	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation – Value earned during the year (3)

Maryse Bélanger Interim CEO	$0	$147,225	$1,275,000

Maarten Theunissen Interim CFO	$0	$0	$309,163

Craig MacDougall EVP, Growth	$0	$235,800	$444,721

Bruno Lemelin SVP, Operations and Projects	$0	$188,349	$385,425

Oumar Toguyeni SVP, External Affairs and Sustainability	$0	$191,745	$401,814

P. Gordon Stothart Former CEO	$0	$353,700	$0

Daniella Dimitrov Former CFO and Interim CEO	$0	$0	$0

(1)

Represents the aggregate value that would have been realized if the in-the-money options had been exercised on the 2022 vesting dates, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the preceding trading day if the vesting date is a non-trading day) and the exercise price. The February 22, 2022, the February 25, 2022, the February 26, 2022 and the February 28, 2022 vesting were not in-the-money.

(2)	Calculated using $3.93 which was the closing market price of a Common Share on the TSX on February 25, 2022 the date at which share-based units have vested during 2022.

(3)	Non-equity incentive plan compensation includes the amount of the CIP awards earned by NEOs and the recognition bonus paid to Ms. Bélanger for 2022 and paid in the following year.

Options Exercised in 2022

Mr. MacDougall exercised the following options in 2022:

Grant Date	Number of Options	Exercise Price ($)	Gain ($)

February 24, 2015	42,000	$2.99	$51,611

Total			$51,611

Mr. Stothart exercised the following options in 2022:

Grant Date	Number of Options	Exercise Price ($)	Gain ($)

February 24, 2015	110,000	$2.99	$141,900

Total			$141,900

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PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all Canadian salaried employees. Executives participate on an equal basis with salaried employees with respect to the terms, conditions, rights, and benefits under the plan. Notwithstanding any contribution made by an executive, each executive receives a contribution from the Corporation of at least 5% of base salary. In addition, for every contribution the executive makes, the Corporation contributes an additional 50% of the executive’s contribution, up to a maximum of 3%. The Corporation therefore contributes a total maximum of 8% of base salary subject to the income tax limit on deductible contributions. Contributions are deposited into investments designated by each individual executive. Ms. Bélanger does not participate in the defined contribution pension plan.

Named Executive Officers	Accumulated value at start of year	Compensatory	Accumulated value at year end

Maryse Bélanger Interim CEO	–	–	–

Maarten Theunissen Interim CFO	$9,333	$21,096	$44,619

Craig MacDougall EVP, Growth	$356,602	$17,589	$364,430

Bruno Lemelin SVP, Operations and Projects	$118,327	$23,085	$141,748

Oumar Toguyeni SVP, External Affairs and Sustainability	$356,033	$15,390	$358,736

P. Gordon Stothart Former CEO	$526,437	$30,780	$527,683

Daniella Dimitrov Former CFO and Interim CEO	$27,568	$25,769	– (1)

(1)	Ms. Dimitrov withdrew all her funds from the plan on November 9, 2022 into a personal RRSP plan.

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TERMINATION & CHANGE OF CONTROL BENEFITS

Termination & Change of Control Benefits

The table below summarizes the termination provisions as at December 31, 2022 under the following scenarios.

	Termination Without Cause	Termination Without Cause Following a CIC(1)	Retirement

Severance formula	MacDougall: 24 months Lemelin and Toguyeni: 18 months Salary + Bonus (prior two-year average)	MacDougall and Toguyeni: 24 months Lemelin: 18 months Salary + Bonus (prior two-year average)	Not Applicable

Mitigation	Payments cease 12 months after termination upon obtainment of new employment	-	Not Applicable

CIP in year	-	-	Prorated to retirement date

PSUs (2)	Unvested forfeited	Vest immediately	Continued vesting per original schedule
RSUs (2)	Unvested forfeited	Vest immediately
Stock Options (2)	Unvested forfeited Vested remain exercisable for 60 days subject to original expiry	Vest immediately and exercisable for 60 days

Benefits	Continue through severance period subject to terms of benefit plan

(1)

A “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised to elect a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. For greater clarity, the severance is not payable upon a mere change of control and is only payable if, within 12 months of the change of control, and NEO’s employment was terminated without cause, or the NEO was constructively dismissed.

(2)

While severance is based on a double trigger, For Mr. MacDougall, Mr. Lemelin and Mr. Toguyeni equity awards vest immediately upon a change in control. New executive agreements require a double trigger for equity awards to vest (i.e., change in control and termination of employment)

As at December 31, 2022, Ms. Bélanger did not have an agreement with the Corporation that would call for payments under a termination without cause or a termination without cause following a change of control.

According to the agreement in place when Mr. Theunissen assumed the VP Finance role, upon a termination without cause he would be eligible to receive the greater of six months payment of salary in lieu of notice or common law notice or payment in lieu in the Province of Ontario, with the obligation to mitigate. He is eligible to continue to receive health and / or dental group benefits through the notice period.

During 2022, the HRCC reviewed the standard form executive agreement and updated such that all new executive agreements require a double trigger for equity awards to vest (i.e., change in control and termination of employment).

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Event	Maryse Bélanger	Maarten Theunissen	Craig MacDougall	Bruno Lemelin	Oumar Toguyeni

Termination without Cause

Severance	$0	$197,600	$1,535,475	$1,085,072	$911,494

Equity	$0	$0	$0	$0	$0

Benefits	$0	$0	$161,923	$82,687	$60,218

Total	$0	$197,600	$1,697,398	$1,167,759	$971,712

Termination without Cause following a Change in Control

Severance	$0	$197,600	$1,535,475	$1,085,072	$1,215,325

Equity (1)	$0	$0	$1,278,348	$918,488	$793,270

Benefits	$0	$0	$161,923	$82,687	$80,291

Total	$0	$197,600	$2,975,746	$2,086,247	$2,088,886

Retirement

Severance	$0	$0	$0	$0	$0

Equity	$0	$0	$0	$0	$0

Benefits	$0	$0	$9,852	$9,852	$9,531

Total	$0	$0	$9,852	$9,852	$9,531

(1)	For Mr. MacDougall, Mr. Lemelin and Mr. Toguyeni equity awards vest immediately upon a change in control, with or without a termination without cause.

Agreements with Outgoing Executives

During the year, two NEOs departed the organization. The termination agreements with the executives are summarized below.

Termination Agreement

P. Gordon Stothart Former CEO

Mr. Stothart stepped down from his position as CEO on January 11, 2022. As per his employment agreement, Mr. Stothart was entitled to the continuation of his base salary for 24 months (subject to mitigation obligations in the second half of the severance period).

Mr.Stothart was also entitled to a one-time payment of $1,500,000 as a lump sum for short-term incentive compensation, delivered within 15 days within the end of his employment. In addition, certain benefits are continued through the severance period.

All unvested share options, RSUs, and PSUs continued to vest in accordance with their normal schedules. Mr. Stothart was not eligible for any further equity grants in respect of 2021 and 2022 onwards.

Daniella Dimitrov Former CFO and EVP, Strategy and Corporate Development

Ms. Dimitrov’s employment with IAMGOLD ended effective September 15, 2022. As stipulated in her employment contract, Ms. Dimitrov is entitled to continue to receive her base salary ($600,000 annually) during a severance period of 24 months, ending on September 15, 2024. In addition, certain benefits are continued through the severance period. As provided in her employment agreement, payments related to base salary are reduced by any income which Ms. Dimitrov will earn after September 15, 2023.

With respect to severance related to short-term incentives, the Corporation has agreed to pay Ms. Dimitrov $1,116,741 by March 30, 2024.

All unvested share options, RSUs and PSUs as of September 29, 2022 expired and were automatically forfeited. All vested share options at the time of termination remained exercisable up to November 14, 2022, at which point they expired and were forfeited.

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DIRECTOR COMPENSATION

IAMGOLD directors’ compensation program aims to appropriately compensate the Corporation’s directors while aligning director compensation with the advancement of stakeholder interests. The HRCC, as part of its mandate, and the Board, consider director remuneration, in both structure and amount, relative to that of the Corporation’s Peer Group (consistent with those used to benchmark executive compensation) and the nature and extent of the responsibilities, risks and time commitment associated with a directorship of a large, publicly traded, inter-listed corporation.

The Board recognizes that the compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management. As such, it does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of Shareholders and toward those of management.

Director compensation is comprised of an annual cash retainer and equity retainer, in the form of share units. Directors can elect at the time of grant to defer the issue of the share units until retirement from the Board. All but one of the directors elected to receive the equity retainer in DSUs. No attendance fee for a Board or Board Committee meeting is paid to directors. Directors do not receive options and the Corporation does not provide any loans to directors.

2022 DIRECTORS’ COMPENSATION SUMMARY

	Cash	Equity

Annual Retainer – Chair (1)	$225,000	$100,000

Annual Retainer – Other Board Members	$110,000	$93,100

Additional Retainer - Lead Independent Director (2)	$25,000	N/A

Additional Retainer – Chair of Audit and Finance Committee (“AFC”), HRCC and Sustainability Committee (“SC”) (3)	$25,000	N/A

Additional Retainer – Chair of the NCGC and Technical Committee (3)	$15,000	N/A

Additional Retainer – Chair and Members of the Côté Project Review Committee (“CPRC”) (4)	$25,000	N/A

Fee when travel to attend a Board or Board Committee meeting exceeds four hours	$1,750	N/A

(1)	As a result of her service as Interim CEO effective May 3, 2022, Ms. Belanger did not receive a cash retainer for her service as a director after that date.

(2)	In connection with Ms. Bélanger’s appointment as Interim President and CEO, the Board appointed Mr. Smith as Lead Independent Director and awarded him an additional annual cash retainer of $25,000.

(3)

In recognition of the additional responsibilities, complexities, and time commitment for chairing a Board committee, the Chair of each of the Audit and Finance, Human Resources and Compensation, and Sustainability Committees received an additional cash annual retainer of $25,000 and the Chair of each of the Nominating and Corporate Governance and Technical Committees received an additional annual cash retainer of $15,000.

(4)

In recognition of the time commitment and strategic importance of the Côté Project, the Chair and each member of the ad hoc Côté Project Review Committee also received an additional annual cash retainer of $25,000.

In 2022 the Board put in an extraordinary effort to fundamentally improve the trajectory of the Corporation in challenging circumstances, increasing the accountability of the Board during this time. During the year the Corporation held 28 Board meetings and individual directors as of December 31, 2022 attended on average approximately 40 Board and Board Committee meetings in total during the year. However, as indicated above, board members do not receive attendance fees to recognize this additional workload. As a result, in recognition of the exceptional workload and commitment, a special one-time equity grant of $50,000, was awarded to board members on December 22, 2022.

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2022 Review of Director Compensation – 2023 Compensation Arrangements

In conjunction with the Board renewal, the HRCC and NCGC, with the assistance of WTW, the HRCC’s independent compensation consultant, reviewed the Corporation’s director compensation versus the compensation arrangements for the companies included in the Peer Group used to benchmark executive compensation. That review noted that director compensation was below the 25th percentile of the Peer Group. Given this information and recognizing that director retainers had not been increased for seven (7) years, it was determined that overall director compensation should be increased to be market competitive, and that the increase should be in the form of equity grants to increase the alignment with the interests of shareholders to the extent possible. The following changes were approved following the review:

•	Increased Board Chair annual retainer to $360,000 with cash retainer of $210,000 and equity retainer of $150,000, the maximum allowed under the Share Incentive Plan

•	Increased Board member annual retainer to $240,000, with cash retainer of $110,000 (no change) and equity retainer of $130,000

•	Increased additional Independent Lead Director annual retainer to $40,000

•	Eliminated travel fee of $1,750 that had previously been paid when travel time exceeded four (4) hours to attend Board or Board Committee meetings

•	Increased share ownership guidelines to a multiple of four (4) times cash retainer ($840,000 for Board Chair and $440,000 for other board members)

For each director other than the Board Chair, in 2021 the equity retainer was $70,000 per year. However, as result of a change in the timing of grants under the regime, an additional $23,100 was awarded to directors in 2022. Following the conclusions of the 2022 review of director compensation, it was determined that the DSUs granted and vested in 2022 of $93,100 (with grant date value of $83,911) will serve as a transition year, with the revised equity retainer amount of $130,000 coming into effect as of January 1, 2023 and being granted quarterly in arrears at the end of March, June, September and December with full vesting at the end of the year. DSUs granted to directors as part of their equity retainer are to be priced based on the 30-day volume-weighted average trading price of the Common Shares on the TSX as of the applicable grant date.

The graph below illustrates the historical annual retainers for board members, along with the 2023 compensation arrangements.

*	Excluding board meeting fees paid (until 2014)

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DIRECTOR COMPENSATION TABLE

The following table sets out all compensation payable to the Board for 2022.

Name	Fees Earned	Share-based awards(1)	Option-based awards	All other compensation	Total Compensation

Current Directors

Ian Ashby (2)	$121,693	$124,465	–	–	$246,158

Maryse Bélanger (3)	–	–	–	–	–

Anne K. Masse	$136,750	$133,911	–	–	$270,661

Peter O’Hagan (4)	$100,598	$121,294	–	–	$221,892

Kevin Patrick O’Kane	$158,792	$133,911	–	–	$292,703

David Smith (5)	$146,913	$124,465	–	–	$271,378

Anne Marie Toutant	$156,250	$133,911	–	–	$290,161

Former Directors

Don Charter	$18,125	$33,683		$147 (6)	$51,955

Ronald P. Gagel	$24,444	$23,577	–	–	$48,021

Richard J. Hall	$16,111	$23,577	–	–	$39,688

Timothy Snider	$47,531	$23,577			$71,108

Deborah J. Starkman	$87,610	$83,912	–	–	$171,522

(1)

The number of awarded units is calculated using the volume-weighted average closing price for the 30 trading-dates preceding the grant date. The grant value of the share-based awards was calculated by multiplying the number of units by the closing market Common Share price of the TSX on the date of grant. Due to a blackout from May to August, the May 2022 grant was not awarded until August 5, 2022. The value on that date was less than the price used to determine the number of awarded units. The table above reflects the value when the units were awarded ($60,335 v. $70,000)

(2)	Mr. Ashby was appointed to the Board on February 13, 2022.

(3)

Ms. Bélanger was appointed to the Board on February 13, 2022. Since she was also appointed as Interim President and CEO on May 3, 2022, her Director Compensation for an amount of $207,082 ($59,857 cash retainer and $147,225 share-based awards) is captured under the Executive Summary Compensation Table of the CD&A.

(4)	Mr. O’Hagan was appointed to the Board on March 14, 2022.

(5)	Mr. Smith was appointed to the Board on February 13, 2022.

(6)	The amount of $147 represents the benefits insurance premium paid by the Corporation in 2022 for Mr. Charter

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards

The following table sets forth all share-based awards to directors, outstanding as at December 31, 2022.

Share-Based Awards

Name	Option-Based Awards	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share- based awards that have not vested	Market or payout value of Common Shares that have vested and not paid out or distributed (1)

Current Directors

Ian Ashby(2)	-	-	-	$123,417

Maryse Bélanger(3)	-	-	-	-

Ann K. Masse	-	-	-	$151,896

Peter O’Hagan(4)	-	-	-	$52,258

Kevin Patrick O’Kane	-	-	-	$153,867

David Smith(5)	-	-	-	$123,417

Anne Marie Toutant	-		-	$184,479

Former Directors

Don Charter	-	-	-	-

Ronald P. Gagel	-	-	-	-

Timothy Snider	-	-	-	-

Richard J. Hall	-	-	-	-

Deborah Starkman	-	-	-	-

(1)	The value of share-based awards was calculated using the Corporation’s closing share price on the TSX of $3.47 as of December 30, 2022, the last trading day of 2022.

(2)	Mr. Ashby was appointed to the Board on February 13, 2022.

(3)

Ms. Bélanger was appointed to the Board on February 13, 2022. Since she was also appointed as Interim President and CEO on May 3, 2022, her outstanding share-based awards of $147,225 is captured under the Executive Outstanding Share-based Awards table.

(4)	Mr. O’Hagan was appointed to the Board on March 14, 2022.

(5)	Mr. Smith was appointed to the Board on February 13, 2022.

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Value Vested or Earned During the Year

The following table sets forth the value vested during 2022 in respect of share-based awards made to directors.

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year (1)	Non-equity incentive plan compensation – Value earned during the year

Current Directors

Ian Ashby(2)	-	$94,464	-

Maryse Bélanger(3)	-	-	-

Ann K. Masse	-	$103,910	-

Peter O’Hagan(4)	-	$91,293	-

Kevin Patrick O’Kane	-	$103,910	-

David Smith(5)	-	$94,464	-

Anne Marie Toutant	-	$103,910	-

Former Directors

Don Charter	-	-	-

Ronald P. Gagel	-	$23,577	-

Richard J. Hall	-	$23,577	-

Timothy Snider	-	$23,577	-

Deborah Starkman	-	$38,328	-

(1)

The value of the share-based awards vested for all directors is calculated using the Corporation’s closing share price on the TSX on each vesting date of 2022 (January 1—$3.94, February 13—$3.68, March 11—$4.31, August 18—$1.77, November 3—$1.87 and December 22—$3.32). In 2022, all but one of the directors elected to settle their share units awarded for the year upon their retirement from the Board. Peter O’Hagan elected to receive his equity retainer in RSUs (only March and August grants); however, as at December 31, 2022, none of the vested RSUs had been redeemed.

(2)	Mr. Ashby was appointed to the Board on February 13, 2022.

(3)

Ms. Bélanger was appointed to the Board on February 13, 2022. Since she was also appointed as Interim President and CEO on May 3, 2022, her vested share-based awards are captured in the executive table.

(4)	Mr. O’Hagan was appointed to the Board on March 14, 2022.

(5)	Mr. Smith was appointed to the Board on February 13, 2022.

DIRECTOR SHARE OWNERSHIP GUIDELINES

With a view to further aligning director and Shareholder interests, as mentioned above, the Board approved updated director share ownership guidelines in connection with its overall review of director compensation. The updated director share ownership guideline is a number of Common Shares equal in value to four (4) times the cash retainer paid to directors (resulting in $840,000 for the Board Chair and $440,000 for all other directors), to be achieved by each director within five (5) years of the date of appointment to the Board.

The former director share ownership guideline required directors to acquire an amount of Common Shares equal to $600,000 for the Board Chair and $300,000 for all other directors, to be achieved within five (5) years of the date of appointment to the Board.

As result of the increased share ownership requirements approved by the Board on February 16, 2023, all directors serving at the time of the increase will have one additional year to acquire their applicable amount of Common Shares. While none of the members have met their requirements as of the date of this Circular, they are all currently within the grace period to achieve the required ownership level. See also “Board of Directors”.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership

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requirement, there is no requirement for the director to purchase additional Common Shares should the value of the director’s holdings fall below the requirement. The higher of the purchase price or market value of Common Shares acquired is used to determine whether a director has achieved the share ownership requirement.

Directors’ Share Ownership as at December 31, 2022 (1)

Name	# of Common Shares and Vested Share Units (1)	Total Ownership (2)	Share Ownership Guidelines	% of Guideline Achieved (3)

Ian Ashby	35,567	$123,417	$300,000	41%

Maryse Bélanger	67,428	$233,975	$600,000	39%

Ann K. Masse	43,774	$151,896	$300,000	51%

Peter O’Hagan	34,270	$118,917	$300,000	40%

Kevin Patrick O’Kane	44,342	$153,867	$300,000	51%

David Smith	35,567	$123,417	$300,000	41%

Anne Marie Toutant	53,164	$184,479	$300,000	61%

(1)

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information provided by the respective nominee on SEDI.

(2)	The value of share-based awards was calculated using the Corporation’s closing share price on the TSX of $3.47 as of December 30, 2022, the last trading day of 2022.

(3)	All directors are within the five-year compliance period to reach share ownership guideline.

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SHARE INCENTIVE PLAN

The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Share Unit Plan (formerly the Deferred Share Plan) and the Share Option Plan. The Share Incentive Plan was established for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliates as well as persons or companies (or an employee of such person or company) engaged to provide ongoing management, consulting services or other services to the Corporation or any designated affiliate. Each of the foregoing is an eligible participant under each of the four plans with the exception that non-employee directors of the Corporation are not eligible to participate in the Share Purchase Plan (the relevant participants referred to below as “Participants”).

Set out below is a summary of certain provisions of the Share Incentive Plan, which summary is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation.

Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan. The information set out below, is presented as at December 31, 2022.

SHARE INCENTIVE PLAN MAXIMUM

The following table sets out the maximum number of Common Shares reserved for issuance under each of the four plans comprising the Share Incentive Plan, the number of Common Shares issuable under outstanding awards, and the number of remaining Common Shares available to be issued pursuant to future awards under each plan, together with, in each case, the percentage of the issued and outstanding Common Shares as at December 31, 2022 that this figure represents.

Share Incentive Plan	Common Shares Reserved for Issuance	Outstanding Common Shares Awarded	Remaining Common Shares Available for Grant

Share Purchase Plan, Share Bonus Plan, and Share Unit Plan (1)	13,008,453 (2.7%)	6,309,298 (1.3%)	6,699,155 (1.4%)

Share Option Plan (1)	7,419,728 (1.5%)	4,690,079 (1.0%)	2,729,649 (0.6%)

Total	20,428,181 (4.2%)	10,999,377 (2.3%)	9,428,804 (2.0%)

(1)

In 2014, the Share Incentive Plan was amended to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (i) among the Share Unit Plan (formerly the Deferred Share Plan), the Share Purchase Plan and the Share Bonus Plan (awards under these plans are also known as “full value awards”), and (ii) under the Share Option Plan (awards under this Plans are also known as “option awards”). Accordingly, the information in the above table is divided between these two separate pools rather than by individual plan.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below provides information as of December 31, 2022, regarding compensation plans under which equity securities of the Corporation are authorized for issuance. Each of the equity compensation plans listed in the table below are described in the following sections: “Statement of Executive Compensation – Share Incentive Plan – Share Purchase Plan; Share Unit Plan; Share Option Plan”.

Equity Compensation Plans Approved by Security Holders (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term

Share Option Plan	4,690,079	$4.86	2,729,649	3.08

Share Unit Plan (formerly the Deferred Share Plan)	6,309,298	$0	6,612,848	N/A

Share Purchase Plan		$0	86,307	N/A

(1)	All of the Corporation’s equity compensation plans have been approved by the Corporation.

ANNUAL BURN RATE

The annual burn rate of the Share Incentive Plan, calculated in accordance with the TSX Company Manual, for each of the three most recently completed financial years of the Corporation is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year (calculated in accordance with the CPA Canada Handbook).

	2022 Burn Rate	2021 Burn Rate	2020 Burn Rate

Share Unit Plan (formerly the Deferred Share Plan)	0.52%	0.54%	0.67%

Share Option Plan	0.16%	0.23%	0.00%

Share Bonus Plan (1)	–	–	–

Share Purchase Plan	–	–	–

(1)	There have been no issuances during the fiscal year for these plans.

INSIDER LIMITATIONS

The Share Incentive Plan provides that in no event shall any security-based compensation arrangement (within the meaning of the rules of the TSX), together with all other previously established and proposed security-based compensation arrangements of the Corporation, result in:

i.	the number of Common Shares issuable from treasury at any time pursuant to options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

ii.	the issue from treasury to insiders, within any one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

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In addition, the number of Common Shares reserved for issue to non-Executive directors under the Share Incentive Plan shall not exceed (x) for all non-Executive directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non- Executive director basis, awards of Common Shares and/or options per non-employee director in any one calendar year having a maximum aggregate value of $150,000 at the time of the awards.

SHARE PURCHASE PLAN

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (which excludes non-Executive directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to Participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation, but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation.

In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which, therefore, could result in issuances at less than the market price of the Common Shares as determined in accordance with the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan, Common Shares equal in number to the number of Common Shares purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75% of the Participant’s contribution until the Participant’s contribution reaches 5% of such Participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75% of a Participant’s basic annual remuneration.

Under the Share Purchase Plan, unless otherwise determined by the HRCC, if a Participant ceases to be employed by, or provide services to, the Corporation and all designated affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause and, in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the Participant. If there is a take-over bid (within the meaning of the Securities Act) made for the Common Shares, then the HRCC may make any Common

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Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the HRCC may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the Participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

SHARE BONUS PLAN

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the HRCC in its sole and absolute discretion and for no consideration.

SHARE UNIT PLAN

The Share Unit Plan (formerly the Deferred Share Plan) permits the HRCC to grant awards of share units to Participants. Under the Share Unit Plan, share units awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of share units granted under the Share Unit Plan will be determined by the HRCC at the time of grant of the award of share units.

If there is a take-over bid (within the meaning of the Securities Act) made for outstanding Common Shares, the HRCC may accelerate any awards granted under the Share Unit Plan and issue or deliver any Common Shares issuable or deliverable under the Share Unit Plan for the sole purpose of permitting such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan or as otherwise determined by the HRCC, if a Participant ceases to be employed by or provide services to the Corporation and all designated affiliates or resigns as a director or officer of the Corporation and its designated affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Share Unit Plan and any entitlement to receive share units thereafter under the Share Unit Plan shall terminate.

If a Participant dies, any share units to which such Participant was entitled in respect of an award granted under the Share Unit Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan or otherwise determined by the HRCC, such Participant shall cease to be entitled to participate in the Share Unit Plan and any entitlement to receive any share units under the Share Unit Plan will terminate with effect as of the date of death of such Participant.

SHARE OPTION PLAN

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

1.

In the case of an eligible employee, an officer of the Corporation or a designated affiliate or in the employment of the Corporation or a designated affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan; and

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2.

In the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares is determined by the HRCC and cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot exceed seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the Board and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding. If options granted under the Share Option Plan are surrendered, terminate or expire without being exercised on whole or in part, new options may be granted covering the Common Shares not purchased under such lapsed options.

If a Participant: (i) ceases to be a director of the Corporation or a designated affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a designated affiliate, or any corporation engaged to provide services to the Corporation or the designated affiliates, for any reason (other than death) or receives notice from the Corporation or a designated affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract or the terms of the option, such Participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such Participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option. If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any Option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

If a take-over bid (within the meaning of the Securities Act) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

BLACKOUT PERIODS

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

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ASSIGNABILITY

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

AMENDING PROVISIONS

The Board may, without Shareholder approval, make the following amendments to the Share Incentive Plan:

•	Any amendment of a “housekeeping” nature,

•

Any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

•	Any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Share Unit Plan,

•

Other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

•

Any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Share Unit Plan,

•	Any amendment to the provisions concerning the effect of the termination of an optionee’s position, employment or services on such optionee’s status under the Share Option Plan,

•	Any amendment to the categories of persons who are Participants,

•	Any amendment to the contribution mechanics of the Share Purchase Plan,

•	Any amendment respecting the administration or implementation of the Share Incentive Plan.

In all other circumstances, Shareholder approval is required to amend the Share Incentive Plan. Amendments requiring Shareholder approval include:

•

Any change to the number of Common Shares issuable from treasury under the Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Share Incentive Plan,

•

Any amendment which would change the number of days set out in section 4.13 of the Share Incentive Plan with respect to the extension of the expiration date of options expiring during or immediately following a blackout period,

•	Any amendment which reduces the exercise price of any option, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

•	Any amendment which extends the expiry date of an option other than as then permitted under the Share Incentive Plan,

•	Any amendment which cancels any option and replaces such option with an option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan, any

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amendment which cancels any option, the exercise price of which is greater than the trading price of the Common Shares on the stock exchange at the time of cancellation, and replaces such option with a cash award or other entitlement,

•	Any amendment which would permit options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Share Incentive Plan,

•	Any amendment to increase the limits on awards issued to non-employee directors (as described in greater detail above under “Insider Limitations”), and

•	Any amendment to the amending provisions of the Share Incentive Plan.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is committed to maintaining a high standard of corporate governance and believes that doing so is an important component of the successful operation of the business, the preservation of IAMGOLD’s reputation, and the creation and protection of stakeholder value, all of which are in the long-term best interests of the Corporation.

The NCGC oversees, among other things, IAMGOLD’s continued compliance with the corporate governance requirements of applicable regulatory authorities and monitors evolving corporate governance practices, including those suggested by shareholder advocates and institutional proxy advisors. In addition to regulatory requirements, the Corporation considers and adopts other corporate governance practices which are appropriate for the business of the Corporation and consistent with best practices.

IAMGOLD is listed on the TSX and the NYSE and complies with the corporate governance and other requirements of such stock exchanges and all other applicable Canadian and United States securities regulatory authorities. The Corporation is a “foreign private issuer” for purposes of the securities regulatory requirements of the United States.

KEY GOVERNANCE ATTRIBUTES

As discussed further in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation has the following effective governance structures and attributes:

Board independence: All members of the Board are independent, other than Mr. Adams, who serves as President and CEO of the Corporation. All standing committees of the Board are comprised 100% of independent directors.

Advance notice: The Corporation has an advance notice by-law that requires adequate notice be given by any Shareholder seeking to nominate directors for election to the Board and adequate disclosure of information with respect to any such director nominees, as would be provided in a management information circular so that all Shareholders can make an informed vote with respect to any director nominee.

Share ownership requirements: The Corporation requires directors and executives to own Common Shares to reinforce their commitment and to align with shareholders’ interests and set minimum requirements for members of the Corporation’s executive leadership team.

Diversity policy: The Corporation has adopted a formal diversity policy for the Board and management that includes a commitment to (i) a minimum target of the greater of (x) two (2) female directors or (y) a Board comprised of 30% female directors, and (ii) a target of 20% female representation among executives by 2030. Following the Meeting, the Board is expected to include three (3) women, or ~38% of all directors. As of the date hereof, 12% of executives are female.

Committee mandates and position descriptions: The Board has adopted formal mandates for each of its committees, as well as position descriptions for each of the Board Chair, committee chairs, and the CEO role.

Board and management succession: The Board closely monitors the Corporation’s succession planning for directors, the CEO, and senior executives, and the Corporation maintains a director and executive succession planning process to develop and maintain a deep pool of talent within the Corporation to ensure continued effective management.

Board renewal: The Board has adopted a renewal policy which recommends the average tenure of the Board not exceed ten (10) years, the tenure of the Board Chair or the chairs of any committee not exceed ten (10) consecutive years.

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Formal assessments: On an annual basis, the Board, through the NCGC, conducts a formal assessment of its effectiveness as a whole and of its committees, as well as the contribution of individual directors. The Board also assesses the performance of the CEO and, with the advice of the CEO, other members of the ELT.

Code of conduct: To make clear its commitment to conduct business in accordance with all applicable laws, rules and regulations, and high ethical standards, the Corporation’s Code of Business Conduct and Ethics applies to members of the Board, employees, contractors and representatives in every business where IAMGOLD operates globally.

Compensation claw back: The Corporation maintains a policy to “claw back” compensation where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud.

Compensation policies: Executive employment agreements use market-based compensation structures – executives do not receive multi-year guarantees of salary increases, bonuses or equity-related compensation, irrespective of performance.

Related party transactions: The Audit and Finance Committee is responsible for reviewing and evaluating all related party transactions. The Corporation did not enter into any related party transactions in 2022.

Shareholder engagement: The Board values open dialogue and an exchange of ideas with shareholders and has adopted a Shareholder Engagement Policy in order to outline how the Board, management and shareholders can communicate and engage on matters of importance.

No dual class shares: The Corporation does not have a dual class share structure or any non-voting shares. The only issued and outstanding equity securities of the Corporation are the Common Shares, which carry one vote per share and rank equal in all other privileges.

No interlocks: No interlocks between either directors or directors and executives on other boards of directors.

Chair vote: The Board Chair does not have an additional, tie-breaking vote in the event that directors’ votes are evenly split on a particular matter.

No hedging: The Corporation has established a policy that prohibits executive officers and directors from hedging against any decrease in the value of the Common Shares, to ensure continued alignment of the interests of management and the Board with the interests of Shareholders.

NOMINATION OF DIRECTORS

The Board delegates responsibility to the NCGC for developing a process for identifying director nominees who will best serve the needs of the Corporation and making recommendations to the Board with respect thereto. The NCGC is comprised entirely of independent directors. In making recommendations regarding nominees, the NCGC considers among other things:

•	the mix of skills, competencies and experience required in light of IAMGOLD’s strategy, principal risks, and operational, organizational and financial requirements;

•	the independence of each director and the Board as a whole;

•	the performance of incumbent directors;

•	the diversity of the Board;

•	other mining and public company directorships;

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•	the time commitment required of a director; and

•	an appropriate board size to facilitate effective decision-making.

NCGC Process for Identifying and Evaluating Director Candidates

Assessment	NCGC assesses skills and characteristics of Board members in context of business strategy

Analysis	NCGC conducts analysis to determine current and future gaps and needs in Board composition

Development	Candidate list is developed with recommendations by directors, management and/or Shareholders, as well as through the engagement of experienced executive search firms.

Interviews	NCGC screens potential candidates, conducts interviews and screens for independence and potential conflicts.

Recommendation	Successful nominees recommended to the Board by the NCGC.

Selection	Board evaluates and selects nominees to the Board.

The NCGC is authorized to engage professional search firms at the Corporation’s expense to assist with the identification, evaluation and due diligence on potential nominees for Board vacancies. In 2022, the Corporation conducted a competitive tender process in order to retain a professional third-party search firm to assist with identifying potential nominees to the Board and performing appropriate due diligence on such candidates.

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BOARD SKILLS

In recommending suitable nominees for election to the Board, the NCGC, primarily, seeks candidates that have previous senior executive experience, either as chief executive officers, chief financial officers, chief operating officers, or other members of the C-suite, in mining or other industry sectors. In addition to senior executive, leadership experience in mining or other industries, in making its recommendation of director nominee, the NCGC considered competencies, skills and experience in the following specific areas (the following comprise the Board skills matrix):

Skill	Description

Executive leadership / strategic planning	Experience driving strategic direction and leading growth of an organization.

Accounting and audit	Experience as a professional accountant, as a public company Audit Chair, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levels of the business.

Corporate governance	Knowledge of corporate governance best practices and expertise regarding issues facing directors of publicly listed companies.

Corporate finance / mergers and acquisitions	Experience in the field of finance, investment and/or in mergers and acquisitions.

Human resources management and compensation	Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation, diversity, equity, and inclusion.

Environmental / health and safety / corporate social responsibility	Experience in management and implementation of health, safety and environmental standards and procedures which includes effective management of systems to minimize health, safety and environmental risks in compliance with all regulatory requirements.

Government / international relations	Experience in and understanding of government affairs and relevant public policy considerations.

Information technology / cyber security	Experience in overseeing risks associated with information technology.

Legal / compliance / regulatory	Experience in legal practice and/or compliance monitoring and oversight.

Communications / investor relations	Experience dealing with investors and key stakeholders.

Risk oversight	Knowledge of and experience in identifying, assessing and managing risks applicable to the mining industry.

Mine engineering / project development / mine operations	Experience in and understanding of engineering design and development of mine projects, and the operation of large scale mining projects.

Mineral exploration	Experience in and understanding of mineral exploration activities.

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The Board skills matrix is reviewed and assessed on at least an annual basis, in light of the then current strategy and other plans of the Corporation. The Board, collectively, possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

Directors

Skills	Renaud Adams	Ian Ashby	Maryse Bélanger	Christiane Bergevin	Peter O’Hagan	Kevin O’Kane	Ann Masse	David Smith

Executive leadership / strategic planning

Accounting and audit

Corporate governance

Corporate finance / mergers and acquisitions

Human Resources management and compensation

Environmental / health and safety / corporate social responsibility

Government / international relations

Information technology / cyber security

Legal / compliance / regulatory

Communications / investor relations

Risk Oversight

Mine engineering / project development / mine operations

Mineral exploration

Scale:  Some          Moderate          Extensive

The Board skills matrix is confirmed on at least an annual basis in light of the then-current strategy and other plans of the Corporation. The Board, collectively, possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

DIVERSITY, INCLUSION AND TENURE

Board of Directors

IAMGOLD seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which IAMGOLD operates. When assessing the composition of the Board, the principal focus is on ensuring that members collectively possess the experiences, skills and backgrounds needed to effectively oversee the business of IAMGOLD, as well as varied personal experience and characteristics. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the

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Meeting having joined the Board in the time since September 2021, and currently includes a diversity of skills and experience in the areas referenced above in the Board skills matrix.

Consistent with its view on diversity and with respect to the representation of women on the Board, the Corporation has adopted the Diversity Policy, pursuant to which it has set a minimum target of the greater of: (i) two (2) female directors; and (ii) a Board comprised of 30% female directors. Following the meeting, the Board is expected to include three (3) female directors, or ~38% of all directors, and seven (7) of eight (8) directors will be independent, or ~88% of all directors.

Expected Board composition following the Meeting:

A Board comprised of eight (8) directors	Three (3) female directors (~38%)	Seven (7) independent directors (~88%)	Two (2) female directors serving in a position of Board leadership– the Board Chair and the chair of the Sustainability Committee

The Board believes that director nominations and executive appointments should be made, and should be perceived as being made, on the objective merits of the candidates, which would include diversity among the factors taken into consideration, and having fixed targets could impede the application of this principle. The NCGC considers, among other types of diversity, the level of representation of women, Aboriginal peoples, persons with disabilities, and members of visible minorities (collectively, the “Designated Groups”) on the Board when determining director nominees. Where Board renewal or expansion of the Board is being considered, the NCGC emphasizes the identification of qualified candidates that will enhance the Board’s effectiveness through diversity, and prioritizes their selection within the context of the knowledge, skills and experiences the Board requires. Through the Diversity Policy, the Corporation has established a framework that will enable the evolution of a diverse Board, executive management, and corporate organization generally, as a more sustainable approach to improving diversity. Following the meeting, it is expected that there will be three (3) persons from Designated Groups serving on the Board, being the three (3) female directors.

Each director and director nominee presented for election at the Meeting is highly qualified to serve as a director of the Corporation. Each has demonstrated their merit through the knowledge, skills, and experience they bring to the Board and their ongoing performance in service to the Corporation.

Executive Management

The Board also recognizes the benefits of a diversity of views among executive management, which has direct responsibility for the day-to-day management of the Corporation. On at least an annual basis, the CEO, with the assistance of the SVP, People, assesses the diversity of the Corporation’s workforce and leadership structure and the Corporation has adopted a gender representation target of having 20% women by not later than 2030. Currently, among the 25 executive management positions at IAMGOLD, including among its major subsidiaries, three (3) positions (12%) are held by women, and three (3) positions (12%) are held by a member of a visible minority. While merit, qualifications and performance are fundamental considerations in recruitment and appointment, the Board considers, among other types of diversity, the level of representation of Designated Groups, together with the level of overall diversity in the Corporation, when making or approving executive management and other appointments. Other than the gender representation targets described above, the Corporation does not have a target for the aggregate number of members of Designated Groups among members of executive management. (See “Board of Directors” above for additional information).

The Corporation has a total of 25 executive management positions, including among major subsidiaries	Three (3) executive management positions are held by women (12%)	Three (3) executive management positions are held by a member of a visible minority (12%)

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IAMGOLD Diversity

The Corporation strives to be a diverse, equitable and inclusive workplace where its employees at all of its operations feel empowered to bring their full, authentic selves to work, and it seeks to do business with partners who share these values. The Corporation’s equity, diversity and inclusion (“EDI”) Steering Committee, led by executive leaders, provides strategic direction for this initiative within the organization to help maintain focus and to drive positive results for IAMGOLD while creating more opportunities.

In 2022, IAMGOLD engaged in several initiatives to advance EDI imperatives, aligned to corporate values, and in response to results from an EDI diagnostic completed in the previous year. EDI awareness workshops were implemented for all leaders globally, specifically focused on the topic of Conscious Inclusion, building awareness surrounding IAMGOLD’s role in creating a more inclusive work environment. Additionally, a strategy to promote a safe and supportive workplace free of physical and psychological hazards was developed and deployed in close partnership with Health & Safety. This included an updated Health & Safety policy to include both physical and psychological safety elements, as well as the development of learning modules for employees globally on the topic of psychological safety.

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada’s Calls to Action, the Corporation continues to take meaningful action towards reconciliation by fostering long-term, mutually beneficial relationships with our Indigenous partners and offering our employees opportunities for continued learning. Côté Gold’s commitments to Indigenous training and hiring through the Impact Benefit Agreements with Mattagami First Nation and Flying Post First Nation, includes partnering with First Nations representatives to ensure any barriers identified to employment are reviewed and where possible, resolved.

To further drive EDI across its operations, IAMGOLD has invested in key community partnerships, including the Canadian Board Diversity Council, which advances diversity on Canada’s boards through research, network building, board training and best practice education.

The Corporation has developed additional strategic partnerships to support and promote a workforce and work practices that are diverse and inclusive. Some of these partners include:

•	Mining Association of Canada

•	Mining Industry Human Resources Council

•	Artemis Project

•	International Women in Mining

•	Canadian Centre for Diversity and Inclusion

•	Women Who Rock

IAMGOLD’s work with these partners helps to establish and build appropriate frameworks for our EDI programming, and provides access to talent development and learning resources to embed inclusive behaviours and develop a culture of increased openness, respect and understanding of differences to fuel better collaboration and inclusion.

IAMGOLD has been selected for inclusion in the 2023 Bloomberg Gender Equality Index. The organization has been selected for inclusion in the Index in the last 4 out of 5 years. The GEI framework defines a set of metrics used to determine a company’s progress towards equal representation of gender throughout the levels of the organization, commitment to gender equality goals, policies in place to reduce the impact of familial stresses and responsibilities on the workplace, and progress towards positive impact on women outside of the employee base. The organization’s inclusion in the Gender Equality Index highlights its commitment to supporting gender equality through policy development, representation and data transparency.

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BOARD PERFORMANCE ASSESSMENT

On an annual basis, the Board, through the NCGC, conducts a formal assessment of its effectiveness as a whole and of its committees, as well as the contribution of individual directors. Such assessments are carried out through written questionnaires and interviews which address, among other things, director engagement, Board composition and structure, Board and committee leadership, culture, and relationships. The NCGC discusses the results of the questionnaires and interviews and recommends to the Board any actions considered necessary or advisable to assist the Board in continuing to function effectively or to otherwise enhance its processes and performance. In addition to its internal assessment, the NCGC has the authority to engage external, independent advisors to assist with director performance assessments, as part of its overall Board evaluation process. Director performance, assessed against the competencies, skills and actual contributions the director brought to the Board during the year, factors significantly in the nomination of incumbent directors.

TERM LIMITS

In order to ensure that the Board benefits from a balance of fresh perspectives and the experience of longer-serving directors, the Corporation has adopted the Board Renewal Policy which recommends that the average tenure of the Board not exceed ten (10) years, the length of time for any Board chair or any committee not exceed ten (10) consecutive years. The Board Renewal Policy does not include term or age limits for individual directors as such limits could cause the Board to lose an established and experienced director necessary to ensure continuity and stability in transitioning new directors to the Board. Term limits, however, were approved by the Board for the Board chair and the chair of a Board committee in order to ensure that fresh and diverse perspective and insights are maintained in those roles. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board in the time since September 2021.

INDEPENDENCE AND IN CAMERA SESSIONS

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by Canadian and United States securities regulatory authorities, specifically, a director who has no direct or indirect material relationship with the Corporation and is not otherwise deemed, under applicable regulatory requirements, to be non-independent. A “material relationship” with the Corporation being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of Common Shares of the Corporation (which is encouraged) constitutes such a material relationship.

The Board, through the NCGC, at least annually, reviews each director’s direct and indirect relationships with the Corporation, if any, to confirm their independence. The NCGC obtains information relating to these relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire that seeks to identify any connections between the Corporation and any director, or any family member or controlled entity of the director.

The Board has determined that all directors and director nominees for this year’s election of directors are independent, other than Mr. Adams, who was appointed as President and CEO of the Corporation effective April 1, 2023. Ms. Bélanger previously served as Interim President and CEO from May 3, 2022 to March 31, 2023. The Board has evaluated Ms. Bélanger’s independence following Mr. Adams’ appointment and has determined that she is independent for the purposes of applicable securities laws, as was the case when she was appointed to the Board in February 2022.

During Ms. Bélanger’s tenure as Interim President and CEO, the Board appointed Mr. Smith as Lead Independent Director in order to provide leadership to the independent directors. As Lead Independent Director, Mr. Smith

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chaired all meetings of independent directors and works closely with the Board Chair with respect to meeting schedules and agendas for Board meetings.

The Board and its committees act independently, including, generally, conducting part of each of their meetings in camera (without management, affiliated, non-independent directors present) and deliberating and resolving on proposed actions from management and other material matters in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors. Approximately 83 such in camera sessions during Board and committee meetings were held in 2022, which represented a significant increase from previous years. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management or any non-independent director not be present for all or any part of a meeting.

In camera sessions in 2022 have pertained to consideration of the CEO’s performance, shareholder engagement, director and management compensation and succession, material transactions, financing alternatives, project management, and the Board’s search for a permanent CEO, among other matters. In addition to in camera sessions held at Board and Board committee meetings, with a view to the integrity and reliability of the financial statements, the AFC regularly holds sessions that are attended only by the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

MEETING FREQUENCY, TIME COMMITMENT, ATTENDANCE AND INTERLOCKS

The Board met 28 times in 2022. This number of meetings represented a significant increase in the frequency of Board and committee meetings from previous years, reflecting the significant challenges faced by the Corporation in 2022 and the resulting time and attention required of directors. Absent compelling reasons, it is critical for directors to adequately perform their duties and responsibilities to the Corporation that they attend all Board and committee meetings they are required to attend. Each director’s attendance record for Board and committee meetings is considered by the NCGC when recommending director nominees for re-election to the Board. Even if not formal members, directors are encouraged to attend all committee meetings. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review financial reporting. Other standing committees of the Board meet at least twice each year and typically more frequently to ensure their mandates are adequately performed. The following table sets out the attendance record for all directors who served on the Board in 2022.

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Directors’ Meeting Attendance

Name	Board Meetings		Committee Meetings		Total Board/Committee Meetings

Renaud Adams (1)	N/A	N/A	N/A	N/A	N/A	N/A

Ian Ashby(2)	17 of 19	89%	19 of 19	100%	36 of 38	95%

Christiane Bergevin(3)	N/A	N/A	N/A	N/A	N/A	N/A

Maryse Bélanger(4)	19 of 19	100%	N/A	N/A	19 of 19	100%

Ann Masse	26 of 28	93%	10 of 11	91%	36 of 39	92%

Peter O’Hagan(5)	18 of 18	100%	13 of 13	100%	31 of 31	100%

Kevin O’Kane	28 of 28	100%	29 of 29	100%	57 of 57	100%

David Smith(6)	19 of 19	100%	21 of 21	100%	40 of 40	100%

Donald Charter(7)	5 of 5	100%	N/A	N/A	5 of 5	100%

Ronald P. Gagel(8)	10 of 10	100%	6 of 6	100%	16 of 16	100%

Richard Hall(9)	9 of 9	100%	N/A	N/A	9 of 9	100%

Timothy Snider(10)	14 of 14	100%	4 of 4	100%	18 of 18	100%

Deborah Starkman(11)	19 of 19	100%	23 of 23	100%	42 of 42	100%

Gordon Stothart(12)	1 of 1	100%	N/A	N/A	1 of 1	100%

Anne Marie Toutant(13)	28 of 28	100%	34 of 34	100%	62 of 62	100%

(1)	Mr. Adams was appointed to the Board and as President and CEO of the Corporation on March 6, 2023, effective as of April 1, 2023.
(2)	Mr. Ashby was appointed to the Board on February 13, 2022.
(3)	Ms. Bergevin was appointed to the Board on February 22, 2023.
(4)

Ms. Bélanger was appointed to the Board and as Chair on February 13, 2022 and served as Interim President and CEO from May 3, 2022 to March 31, 2023. In connection with such roles, Ms. Bélanger did not serve as a member of any standing committee of the Board.

(5)	Mr. O’Hagan was appointed to the Board on March 14, 2022.
(6)	Mr. Smith was appointed to the Board on February 13, 2022.
(7)	Mr. Charter resigned from the Board on January 29, 2022.
(8)	Mr. Gagel resigned from the Board effective as of February 23, 2022.
(9)	Mr. Hall resigned from the Board on February 13, 2022.
(10)	Mr. Snider did not stand for re-election to the Board at the annual general meeting held on May 3, 2022.
(11)	Ms. Starkman resigned from the Board on September 30, 2022.
(12)	Mr. Stothard resigned as President and CEO and from the Board on January 11, 2022.
(13)	Ms. Toutant is not standing for re-election to the Board at the Meeting.

The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

When considering whether director nominees have sufficient time and attention to dedicate to IAMGOLD’s business and affairs, the NCGC will consider the number of outside boards of directors on which a director nominee sit, nature of the company or entity on whose board the director nominee sits, the complexity of the business, its legal obligations and the likely demand on a director’s time and attention (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also considers whether the company or entity is listed on a stock exchange and the requirements of that stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange), all with a view to determining whether a director nominee can devote the required time and resources to the Corporation.

The NCGC has determined that no director nominee sits on such number of other boards of directors that could compromise the expected commitment of time and attention to IAMGOLD’s business and affairs, as is reflected in their ~99% attendance at the previous years’ Board and committee meetings.

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Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company or other entity with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors and executive officers of the Corporation at other public companies or other entities.

BOARD ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Board are prescribed by applicable law, its adopted mandate and the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation, through the oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation and protection of stakeholder value. The Board oversees the following matters, among others:

•	the adoption of strategic, capital and operating plans and budgets, at least annually;

•	the performance of the CEO and other executive officers with a view to the successful execution and implementation of the strategic plan adopted by the Board;

•	the maintenance of a culture of integrity throughout the organization through oversight of compliance with the Corporation’s Code of Business Conduct and Ethics;

•

effective governance through the adoption of sound corporate governance structures and practices designed to ensure the Corporation’s assets are protected, its reputation is preserved and it continues to comply with all laws applicable to its business, wherever conducted;

•	the identification of risks to the Corporation’s business and the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks;

•	oversight and monitoring of the Corporation’s approach, policies and practices related to ESG matters, including environmental-related risks and opportunities;

•

oversight of fair and accurate financial reporting, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

•	the establishment of a communications policy to facilitate communications with investors and other stakeholders and avoid selective disclosure of material undisclosed information;

•	executive management succession planning, including appointing and monitoring the performance of members of senior management, and oversight and approval of appropriate compensation programs; and

•

director succession planning, such that the Board remains appropriately balanced in terms of the strategic skills, competencies and experience and diversity required amongst its members, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions that will maintain the long-term creation and protection of stakeholder value. The full responsibilities of the Board are set out in its mandate, a copy of which is set out in Appendix “A” to this Circular.

Directors are expected to be familiar and annually affirm their compliance with the Code of Business Conduct and Ethics and, in particular, rules concerning conflicts of interest and the expectation of withdrawal from any discussion, assessment or decision of the Board relating to any matter in which a director is conflicted. In addition to the Code of Business Conduct and Ethics, each of the Corporation’s directors are subject to the requirements

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of the Canada Business Corporations Act, the Corporation’s governing legislation, and where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director, where appropriate, shall not attend any discussion, or vote, on the matter.

Board Leadership

Chair

The role and responsibilities of the Board Chair include the following:

Ensuring that the Board and its committees function independently of management.

Chairing Board meetings.

Developing the agenda for the Board meetings and schedules for Board and committee meetings.

Providing advice and counsel on Board meeting schedules to ensure there is sufficient time for all agenda items.

Evaluating and overseeing the quality, quantity and timeliness of the information submitted by management to the independent directors.

Acting as a liaison between the independent directors and senior management.

Being available for consultation and direct communication, under appropriate circumstances, if requested by investors and other stakeholders.

Performing such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

The Board Chair does not have an additional, tie-breaking vote in the event that directors are evenly split on a particular matter.

Committees of the Board

In order to assist in the performance of its mandate and oversight of the management of the Corporation, the Board has formed five standing committees: the Audit and Finance Committee, the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee, the Sustainability Committee and the Technical Committee. The Board may form other committees from time to time, as necessary or appropriate, to adequately address specific matters, such as the ad hoc Côté Project Review Committee, which was formed specifically to oversee management’s development and construction of the Côté Gold project. The membership of each standing committee and the Côté Project Review Committee is composed exclusively of independent directors who have the expertise necessary to successfully fulfill the mandate of the committee. As President and CEO of the Corporation, Mr. Adams does not serve on any standing committee of the Board, nor did Ms. Bélanger during her tenure as Interim President and CEO. As Board Chair, Ms. Bélanger does not serve as a member of any committee, but regularly attends committee meetings.

The chair of a committee is appointed by the Board on the recommendation of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed by the NCGC and the committees on an annual basis, with any amendments being brought to the Board for approval, as applicable. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”). Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors it deems necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and committee mandates, collectively, are designed to provide the governance framework necessary or advisable to fulfill the Board’s duties and responsibilities, particularly, in the effective oversight of management in the conduct of the Corporation’s business and affairs and the execution of the strategy adopted by the Board.

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Audit and Finance Committee (AFC)

MEMBERS: Christiane Bergevin Peter O’Hagan David Smith (Chair) Meetings Held in 2022: 9

The AFC consists of three (3) independent directors. The AFC’s responsibilities include the identification, prevention, detection and mitigation of financial control risks, and reviewing and recommending for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures, as prepared by management.
The AFC also reviews the process of preparing such disclosures through the oversight of internal and external auditors that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements and the assumptions, judgments and estimates of management reflected in the financial statements. The AFC also recommends the nomination of the external auditor and pre-approves all non-audit services and fees thereof in an effort to monitor the external auditor's independence from management.

Mr. Smith joined the AFC on February 13, 2022 and has served as chair since February 24, 2022. Mr. O’Hagan joined the AFC on March 11, 2022. Ms. Bergevin joined the AFC on February 22, 2023. Mr. O’Kane served on the AFC from October 6, 2022 to February 22, 2023.

Further to a recommendation from the NCGC, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to the AFC’s affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before the appointment to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements. The Board also confirms that the members of the AFC have familiarity with the application of accounting principles, including in respect of judgment and estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

See also “Item VIII Audit and Finance Committee” in the AIF.

Human Resources and Compensation Committee (HRCC)

MEMBERS: Christiane Bergevin Peter O’Hagan David Smith Anne Marie Toutant (Chair) Meetings Held in 2022: 15

The HRCC currently consists of four (4) independent directors. The HRCC is responsible for making recommendations to the Board relating the compensation of the Board, the CEO and, on the advice of the CEO, the other members of senior management. The HRCC administers the Corporation’s shareholder-approved Share Incentive Plan, provides the Board with recommendations to match rewards with performance, and to align the interests of management and the Board with shareholders so that each share a similar corporate experience. Each member is experienced in matters pertaining to human resources and executive compensation by virtue of having been senior executives of publicly traded companies as well as members of boards and human resources/ compensation committees of other public companies.

Ms. Toutant has served as chair of the HRCC since February 23, 2022. Mr. Smith joined the HRCC on February 23, 2022. Mr. O'Hagan joined the HRCC on October 6, 2022.

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Ms. Bergevin joined the HRCC on February 22, 2023. Ms. Toutant will serve as chair of the HRCC until her retirement from the Board, effective as of the date of the Meeting. A new chair of the HRCC is expected to be selected following the Meeting.

Further information with respect to the pay-for-performance philosophy, guidelines, metrics, targets and market information used by the HRCC in the process of recommending to the Board the amount, form and structure of the compensation to be awarded to executive management, may be found in the Statement of Executive Compensation included earlier in this Circular.

Information related to the retention by the HRCC of any compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management, any services performed by such consultant for management must be pre-approved by the HRCC.

Nominating and Corporate Governance Committee (NCGC)

MEMBERS: Ann Masse Peter O’Hagan (Chair) David Smith Meetings Held in 2022: 4

The NCGC consists of three (3) independent directors. The NCGC is responsible for advising the Board with respect to evolving corporate governance best practices, annually evaluating the performance of the Board, its committees and their chairs, and the contributions of individual directors, and recommending suitable nominees for election to the Board.

Mr. O’Hagan joined the NCGC and has served as chair since May 3, 2022. Ms. Masse joined the NCGC on January 28, 2022. Mr. Smith joined the NCGC on May 3, 2022.

Sustainability Committee (SC)

MEMBERS: Ann Masse (Chair) Kevin O’Kane Anne Marie Toutant Meetings Held in 2022: 7

The SC consists of three (3) independent directors. The SC is responsible for reviewing and monitoring the Corporation’s health, safety, and security (“HSS”) and ESG policies and activities and their compliance with applicable laws, including those with respect to carbon emissions and the impact of the Corporation’s activities on the climate, reviewing HSS and ESG initiatives and objectives that are proposed by management, and receiving and considering reports of HSS and ESG performance and results, action plans, and the overall effectiveness of the Corporation’s HSS and ESG programs and procedures, and making recommendations to the Board with respect thereto.

Ms. Masse joined the SC and has served as chair since November 29, 2021.

Mr. O’Kane and Ms. Toutant joined the SC on November 29, 2021. Ms. Toutant will serve as a member of the SC until her retirement from the Board, effective as of the date of the Meeting. A new member of the SC is expected to be selected following the Meeting.

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Technical Committee (TC)

MEMBERS: Ian Ashby Kevin O’Kane (Chair) Anne Marie Toutant Meetings Held in 2022: 6

The Technical Committee consists of three (3) independent directors. The TC is responsible for assisting the Board in the oversight of the Corporation’s management of exploration, production and other technical matters, including by reviewing and overseeing, and periodically receiving reports from management responsible for reserve and resource estimation and reporting and those responsible for production and operations, reviewing the Corporation’s procedures relating to the preparation and disclosure of reserve and resource estimates, reviewing and approving mineral resource and reserve estimates prior to public disclosure thereof.

Each of Messrs. Ashby and O’Kane and Ms. Toutant joined the TC on May 3, 2022, with Mr. O’Kane serving as chair since that time. Ms. Toutant will serve as a member of the

TC until her retirement from the Board, effective as of the date of the Meeting. A new member of the TC is expected to be selected following the Meeting.

Côté Project Review Committee (CPRC)

MEMBERS: Ian Ashby (Chair) Kevin O’Kane Anne Marie Toutant Meetings Held in 2022: 13

The ad hoc CPRC consists of three (3) independent directors. The CPRC is responsible for overseeing and reporting to the Board on all material aspects of management’s progress on the development and construction of the Côté Gold project, before commencement of commercial production. The CPRC regularly receives updates from management on the progress of construction of Côté Gold, reviews the project budget, and oversees risks related to the successful completion of the development of Côté Gold and the transition to commercial production.

Mr. Ashby joined the CPRC and has served as chair since May 3, 2022. Mr. O’Kane joined the CPRC on December 14, 2021. Ms. Toutant joined the CPRC on March 3, 2021. Ms. Toutant will serve as a member of the CPRC until her retirement from the Board, effective as of the date of the Meeting. A new member of the CPRC is expected to be selected following the Meeting.

POSITION DESCRIPTIONS

The Board has developed a written position description for the Board Chair and the chairs of committees. The primary responsibilities of the Board Chair (in addition to those dictated by the mandate of the Board, set out Appendix “A” to this Circular) are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and Shareholders, oversee the content of all information that directors and Shareholders are provided, ensure that the same is provided reasonably in advance of their meetings, and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chair acts as the primary liaison between the Board and executive management.

During the time that the Board Chair was not an independent director, a Lead Independent Director was appointed in order to facilitate communication among the Corporation’s independent directors and between the independent directors and executive management. The role of the Lead Independent Director was to chair meetings of independent directors, serve as a liaison between the Board Chair and independent directors, and consults with the Board Chair regarding meeting schedules and agendas.

The mandates of the committees of the Board are reviewed and proposed to the committees by the NCGC, who review such proposals and recommend them to the Board for approval. Such committee mandates are designed to assist the Board in fulfilling its mandate by defining the authority, roles and responsibilities of each of the

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committees and the committee chairs, who seek to ensure their respective mandates are effectively discharged. In addition, the Board has approved specific position descriptions for the chair of each committee. These mandates may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

The Board has developed a written position description for the CEO, whose primary responsibility is to provide leadership of the management of the Corporation and who is directly accountable to the Board. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, and monitoring of performance of executive management, managing and monitoring the various exploration, development and producing assets of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The CEO acts as the primary spokesperson for the Corporation.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Corporation typically provides newly-appointed directors with a series of informational sessions led by members of management which include in-depth reviews of directors’ duties and responsibilities; the roles and responsibilities of each of the Board’s committees; the Corporation’s various exploration, development and producing operations; and the actions management is taking in carrying out the Corporation’s strategic objectives, as determined by the Board. New directors are also provided with opportunities to meet with the Board Chair, the CEO, other independent directors or executive management, in order to familiarize themselves with the business and operations of the Corporation. Tours of IAMGOLD’s operations are also made available to new directors. Information and advice is also provided to directors by the Corporation’s general counsel regarding the duties and obligations of directors under applicable law. The mandates of the Board and its committees, the Code, minutes of the meetings of the Board and its committees and the most recent annual report, AIF and Circular are also provided.

In addition to regular updates on the Corporation’s operations, finances and risks, the Board received the following presentations and informational sessions in 2022:

Date	Topic	Attendees

March 4, 2022	Management Deep Dive – Operations and Projects – Management prepared a series of presentations to familiarize directors with each of the Corporation’s operations and projects.	Board of Directors

May 2, 2022	Cybersecurity – The Corporation’s internal auditor and representatives of PricewaterhouseCoopers LLP presented on cybersecurity matters and PwC’s assessment of the Corporation’s cyber maturity.	Board of Directors

July 8, 2022	Capital Markets Overview – External financial advisors to the Corporation presented on trends in the capital markets in Canada.	Board of Directors

October 3, 2022	Executive Compensation Market Trends – External compensation consultants presented on trends and developments in executive compensation design and governance.	Human Resources and Compensation Committee

December 1, 2022	Management Deep Dive – Decarbonization Roadmap – Management presented on the Corporation’s decarbonization goals and plans to achieve such goals.	Sustainability Committee

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To assist directors with remaining current with respect to their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing director education:

•	directors are encouraged to participate in seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation;

•	visits to the Corporation’s various exploration, development and producing operations are arranged;

•

directors are regularly and timely provided with updates from members of the executive management team regarding strategic issues or events affecting the Corporation, including its competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact the Corporation’s business; and

•	directors have full access to senior management and employees with respect to any information they may need in order to properly perform their duties.

In addition to information at Board and committee meetings, directors regularly receive, in the context of Board dinners and other informal meetings, presentations from management or outside parties with respect to developments relevant to the Corporation.

STATUTORY MAJORITY VOTING

Recent amendments to the Canada Business Corporations Act (the “CBCA”), the Corporation’s governing statute, provide Shareholders who are asked to elect directors at an uncontested meeting of shareholders with a statutory right to vote for or against director nominees. In the event that any director nominee does not receive a majority of votes in favour of their election, such director nominee will not be elected to serve as a member of the Board. In the event that any director nominee who failed to receive a majority of votes in favour of their election was an incumbent director, such incumbent director may remain in office until the earlier of (i) the 90th day after the date of the election; or (ii) the day on which their successor is appointed.

As result of the implementation of the above-described amendments to the CBCA, the Corporation has repealed its Majority Voting Policy. Under the terms of the former Majority Voting Policy, any director nominee who received a majority of votes by Shareholders withheld from their election to the Board would, subject to the very limited discretion of the Board, not be accepted as a director and any incumbent director receiving a majority of withhold votes would be required to immediately tender their resignation to the Board, which resignation would be accepted and effective, absent exceptional circumstances, within 90 days of the Shareholders meeting.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

The Corporation’s by-laws require that any Shareholder seeking to nominate one or more individuals to serve as directors at a Shareholder meeting provide reasonable advance notice of the individuals the Shareholder intends to nominate and information important for other Shareholders to be able to make an informed decision on the nominees. The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees – the requirements being no more onerous than the requirements the Board is to meet in its nominations. This affords the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of all director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all Shareholders a reasonable opportunity and sufficient information to evaluate all director nominees and the Board’s recommendations so that they can make an informed vote with respect to every director nominee.

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CODE OF BUSINESS CONDUCT AND ETHICS

In order to protect and advance the integrity and reputation of the Corporation, the Board has adopted the Code, which applies to all directors, officers, employees, contractors and representatives of the Corporation in every business in which it operates globally. All new employees are required to acknowledge and certify their understanding of their obligations under the Code upon commencement of their employment. Service providers are similarly required to acknowledge and abide by the provisions of the Code at the time of being contracted by the Corporation. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of interest with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used solely for its benefit, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with, wherever its business is conducted. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director or executive officer shall disclose their interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

Any material departure from the Code by a director or executive officer must be approved by the Board and promptly disclosed. There were no such departures from the Code in 2022. The Board believes that providing a means through which concerns may be raised about ethical conduct or departures from the Code, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to allegations concerning the violation of laws or the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the chair of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. Any allegation involving a director is reviewed by the full Board, absent the director which is the subject of such allegation. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon election, appointment or employment, and each year thereafter, each director, officer or employee acknowledge an understanding of the Code’s requirements. Given the fundamental nature of the Code, any transgression of its requirements by any officer or employee of the Corporation is grounds for disciplinary action up to and including termination of employment.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

The Corporation recognizes that community or social license in the places where it conducts operations is at least as important as strict compliance with legal and regulatory obligations to the successful operation of the Corporation’s business. To help meet its commitments, the Corporation works to develop and maintain meaningful partnerships with its host countries, communities, civil society and employees. IAMGOLD works to conduct its business in ways that are principled, transparent and accountable to all stakeholders, including Shareholders, employees, local communities, governments and the environment, all with a view to the creation and preservation of long-term Shareholder value. The Corporation focuses its efforts where it can have the most positive impact on its business and society, including issues related to environmental sustainability, trust, culture and human capital. As a reflection of the importance of these matters, the full Board oversees management’s execution of the Zero Harm® strategic framework adopted. Management has formed a committee dedicated to the advancement of ESG in the Corporation’s activities.

Zero Harm® reflects the Corporation’s commitment to continually strive to reach the highest standards in human health and safety, minimize the Corporation’s impact on the environment and work cooperatively with host communities. The full Board regularly receives presentations from management and has discussions concerning

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the Corporation’s continued compliance with, and fostering of, Zero Harm® in any of its activities and the processes used by management to monitor and manage environmental and social risk. The implementation of the Zero Harm® framework is an ongoing journey which is continued in partnership with internal and external stakeholders.

Health and safety is core to the Corporation’s relentless pursuit of the Zero Harm vision. To maintain a healthy and safe workplace, the Corporation has been dedicated in building a culture of health and safety alongside its employees and promoting local community health and wellbeing.

In recognition of the strategic importance of environmental matters to the Corporation, the Board has taken a direct role in overseeing environmental matters with a view to being able to better predict and manage environmental issues that are anticipated to be most impactful to the Corporation’s business over the long term. The Board directly oversees and monitors the Corporation’s approach, policies and practices related to environmental matters and maintains general oversight of environmental-related risks and opportunities.

The Corporation also recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions. The fight against climate change ultimately requires the mining industry to prioritize responsible energy use, improve efficiencies and explore new options for fuel switching and renewables. To that end, in September 2021 the Corporation announced its commitment to achieve net negative greenhouse gas (“GHG”) emissions by no later than 2050. This commitment comprises two separate global targets. The first global target relates to reductions in Scope 1 (direct) and Scope 2 (indirect – energy) GHG emissions. IAMGOLD is committing to reduce its emissions profile to as close to zero as possible by no later than 2050. Initial work will focus on defining specific options to address the Corporation’s largest sources of emissions: heavy and light vehicle fleets and power generation and supply. IAMGOLD’s commitments will be updated in 2025 to incorporate targets for its Scope 3 (indirect—value chain) emissions.

The second global target relates to GHG removals. Reversing the effects of climate change requires not only that emissions be reduced, but that substantial amounts of existing GHG also be removed from the atmosphere. As part of this target, IAMGOLD is committing to achieve net positive biodiversity, wherein the Corporation will commit to creating more habitat than it disturbs. The Corporation plans to achieve this global target through investments in nature-based solutions that further biodiversity objectives and act as carbon sinks. Investment opportunities will be pursued at the Corporation’s operating sites, as well as regionally and globally, to ensure the maximum possible benefit for every dollar invested. The Corporation is working at both the global and local level to advance these priorities and to reduce the Corporation’s carbon footprint. An external review of the Corporation’s greenhouse gas emissions profile across all sites is in progress.

Strong, environmental, social and governance practices have always been part of the way the Corporation does business. As the world moves toward a low carbon economy, the Corporation is proud of its commitment to sustainable development. The fight against climate change requires the mining industry to prioritize responsible energy use, improve efficiencies and explore new options. As part of the Corporation’s continuing reduction in its carbon footprint, it has invested extensively in solar infrastructure at its operations in Burkina Faso and Suriname and, on an ongoing basis, reviews opportunities for the further use of renewable energy infrastructure in its activities. Further information about the Corporation’s commitment to combating climate change can be found on the website.

On an annual basis, the Corporation prepares a comprehensive, stand-alone report on its current ESG initiatives. Readers may also explore the wide range of IAMGOLD ESG reporting and data available at http://hss.iamgold.com/.

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CYBERSECURITY OVERSIGHT AND RISK MANAGEMENT

The AFC is responsible for overseeing cybersecurity risk, information security and technology risk, and receives periodic reports from management on material cybersecurity matters. The Corporation employs a team of IT professionals who manage its IT operations, including its risk management processes and security measures. IAMGOLD provides continuous cybersecurity education including training assignments, knowledge assessments, regular phishing simulations, and awareness communications throughout the year. Cybersecurity education is tailored to different functions within the organization.

The Corporation has never experienced a material information security breach and periodically reviews its needs with respect to cybersecurity risk insurance. IAMGOLD’s cybersecurity program compliance with the NIST Cybersecurity Framework is periodically audited. The effectiveness of IAMGOLD’s cybersecurity defence is verified yearly by a qualified external third-party conducting penetration tests.

IAMGOLD management has established a Corporate Crisis Committee which has developed a Corporate Crisis Management Plan which provides committee members with an overview of recommended steps in preparing, managing, and recovering from a crisis affecting the Corporation, its employees and their families, contractors, and host communities, including with respect to cybersecurity matters.

The Corporation’s internal auditor is responsible for establishing a flexible, risk-based annual internal audit plan to determine the priorities of the internal audit function, consistent with the Corporation’s strategic plan and aligned with the enterprise risk management program, including but not limited to risk registers and risk appetite and tolerance levels.

REVIEW OF RELATED PARTY TRANSACTIONS

The Audit and Finance Committee is responsible for reviewing and, if applicable, approving or ratifying all transactions between the Corporation and any related party, as defined under applicable securities laws. The Corporation did not enter into any related party transactions in 2022. See also “Interest of Informed Persons in Material Transactions and Matters to be Acted Upon”.

SHAREHOLDER ENGAGEMENT

IAMGOLD communicates with investors and stakeholders in a number of ways, including through its website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with shareholders. Management also holds quarterly earnings calls with analysts that are broadcast live and archived on the Corporation’s website at

https://www.iamgold.com/English/investors/events/events-and-webcasts/default.aspx.

The Corporation is committed to engaging in constructive communications with investors and stakeholders and has adopted a Shareholder Engagement Policy, which is available on the Corporation’s website. In addition to annual general meetings, during which shareholders have the opportunity to interact with the Board and senior management, the policy states that the Board values an open dialogue and exchange of ideas with shareholders regarding matters of interest and concern.

Shareholders may contact the Board through the Corporate Secretary at the following addresses:

Mailing Address:	Chair of the Board of Directors c/o Corporate Secretary IAMGOLD Corporation 401 Bay Street, Suite 3200 Toronto, ON M5H 2Y4
Email Address:	corporatesecretary@iamgold.com

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2022, or are proposed to be entered into, which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer of the Corporation since January 1, 2022, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer is, in any way, indebted to the Corporation, a subsidiary or any other entity for which the Corporation or a subsidiary has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation’s issuer profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any Shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation or the Vice President, Investor Relations, by phone at 416-360-4710 or by e-mail at info@iamgold.com, with:

•	A copy of the most recent AIF, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

•	A copy of the consolidated financial statements of the Corporation for the year ended December 31, 2022, together with the report of the auditor thereon; and

•	A copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2022.

SHAREHOLDER PROPOSALS

Provided that the Meeting proceeds as scheduled, to be eligible for inclusion in the Circular for the 2024 meeting of Shareholders, Shareholder proposals must be prepared in accordance with applicable rules governing shareholder proposals and must be received at the Corporation’s head office, at 401 Bay Street, Suite 3200, Toronto, Ontario, M5H 2Y4, by February 10, 2024, being the end of the 60-day period in which proposals must be submitted which begins on December 11, 2023.

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IAMGOLD BOARD APPROVAL

The Board has approved the contents and sending of this Circular to each Shareholder, director and auditor of the Corporation.

DATED at Toronto, Ontario, this 10th day of April, 2023.

BY ORDER OF THE BOARD

Renaud Adams

President and Chief Executive Officer

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APPENDIX “A” — BOARD OF DIRECTORS MANDATE

IAMGOLD CORPORATION

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to provide stewardship over the Corporation and to review the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to review the Corporation’s business conduct. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for reviewing its affairs, including selecting its chair and constituting committees.

In the event that the chair of the Board is not “independent” for the purposes of applicable securities laws, the Board shall also appoint a lead independent director.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to review compliance with applicable legal requirements and that documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

(A)	review the management of the business and affairs of the Corporation;

(B)	act honestly and in good faith with a view to the best interests of the Corporation;

(C)	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

(D)

act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

(A)	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

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(B)

the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chair of the Board or the president of the Corporation;

(C)	the declaration of dividends;

(D)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(E)

the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

(F)	the approval of a management proxy circular;

(G)	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

(H)	the approval of an amalgamation of the Corporation;

(I)	the approval of an amendment to the articles of the Corporation;

(J)	the approval of annual financial statements of the Corporation; and

(K)	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to review and approve the strategic planning process in place for the Corporation and to review the development of strategic plans and approving the strategy through which the Corporation proposes to achieve its long term objectives and goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Enterprise Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the primary risks of the business of the Corporation and to review the effectiveness of the enterprise risk management systems in place to monitor and review those risks with a view to preserving the long-term viability and to enhance the performance of the Corporation.

(d)	Appointment, Training and Monitoring of Senior Management

The Board has the responsibility to:

(i)	appoint the CEO and, together with the CEO, to develop a position description for the CEO;

(ii)

with the advice of the Human Resources and Compensation Committee (A) approve objectives that the CEO is responsible for achieving and to monitor and assess the performance of the CEO in achieving those objectives; and (B) approve the Compensation of the CEO;

(iii)	with the advice of the Human Resources and Compensation Committee and the CEO (A) approve objectives that the members of the Corporation’s executive leadership team

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(the “Executives”), other than the CEO, are responsible for achieving; and (B) approve the compensation of the Executives other than the CEO.

(iv)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(v)

with the advice of the Nominating and Corporate Governance Committee, develop, to the extent considered appropriate, approve position descriptions for the chair of the Board, the lead independent director (as applicable), individual directors, the chair of each committee of the Board;

(vi)	with the advice of the CEO, approve the appointment and replacement of all Executives other than the CEO;

(vii)	with the advice of the Human Resources and Compensation Committee, consider, and if considered appropriate, approve incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	review training and development of senior management and members of the Board and to provide orderly succession of management, including the CEO and other Executives.

(e)	Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other Executives and officers of the Corporation and to review and assess the extent to which the CEO and other Executives and officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	compliance with applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)

with the advice of the Human Resources and Compensation Committee, establishing executive compensation policies applicable to the CEO and Executives to ensure that the compensation paid to such individuals is is competitive within the industry and that the form of compensation aligns the interests of each senior officer with those of the Corporation;

(iv)	with the advice of the Nominating and Corporate Governance Committee, monitoring the corporate governance practices and altering such practices when circumstances warrant;

(v)

with the advice of the Sustainability Committee, setting appropriate environmental standards for operations and ensuring the Corporation operates in material compliance with environmental laws and legislation; and

(vi)	with the advice of the Technical Committee, establishing appropriate health and safety policies and programs for its employees in the workplace.

(g)	Reporting and Communication

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

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(ii)

with the advice of the Audit and Finance Committee, reviewing the adequacy of the continuous disclosure program including reporting financial results and other required disclosure of the Corporation to shareholders, other security holders and regulators such that material information is disseminated on a timely and regular basis;

(iii)

with the advice of the Audit and Finance Committee, reviewing the reporting of financial results, which reporting is to be fair and in accordance with applicable generally accepted accounting principles;

(iv)

with the advice of the Audit and Finance Committee, reviewing the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)

monitoring the Corporation’s progress in achieving its goals and objectives and revising and, through management, altering strategic and tactical plans of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation, including material acquisitions and dispositions of assets, material capital expenditures, or issuances of securities;

(iv)	implementation and ongoing adequate internal control and management information systems;

(v)	with the advice of the Nominating and Corporate Governance Committee, assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	with the advice of the Nominating and Corporate Governance Committee, reviewing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of their ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of their business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

Directors should exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally. The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

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(b)	All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone or video conference.

(c)	Participation in Meetings

(d)

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces in order to actively and effectively participate in the deliberations of the Board and of each committee on which the Director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(e)	Code of Business Conduct and Ethics

(f)

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with and abide by the provisions of the Code of Business Conduct and Ethics.

(g)	Other Directorships

(h)

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should advise the chair of the Nominating and Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(i)	Contact with Management

(ii)

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(iii)	Confidentiality

(iv)

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with their services as a Director of the Corporation.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess competencies, skills and personal characteristics required to add value to the Corporation in light of the opportunities and risks facing the Corporation and its strategic direction. The CEO is responsible for the provision of an orientation and education program for new Directors, in consultation with the Nominating and Corporate Governance Committee.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. Management may be asked to participate in any meeting of the Board. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

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8.	Independence

In determining the independence of any member of the Board, the Board will consider all relevant factors, including any relationship a director has with the Company, its management, its shareholders and other direct or indirect material relationships which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment.

9.	Committees

The Board has established the following standing committees: (i) Audit and Finance Committee; (ii) Human Resources and Compensation Committee; (iii) Nominating and Corporate Governance Committee; (iv) Sustainability Committee; and (v) Technical Committee in order to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The Board should review the mandate of each standing committee annually.

10.	Evaluation

The Board and each standing committee should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Nominating and Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

Each Director will be subject to an annual evaluation of their individual performance.

11.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where, for example, they are placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Corporate Governance Committee.

12.	Approval Date

Last updated, reviewed and approved by the Board on November 8, 2022.

2023 Management Proxy Circular	IAMGOLD | 101

APPENDIX “B” — 2022 VOTING RESULTS

Motions	FOR	% FOR	Against / Withheld	% Against / Withheld

Elect Ian Ashby as Director	288,492,555	99.40%	1,754,081	0.60%

Elect Maryse Bélanger as Director	277,014,951	95.44%	13,231,685	4.56%

Elect Ann K. Masse as Director	288,347,716	99.35%	1,898,920	0.65%

Elect Peter O’Hagan as Director	288,358,347	99.35%	1,888,289	0.65%

Elect Kevin O’Kane as Director	286,481,744	98.70%	3,764,892	1.30%

Elect David Smith as Director	287,234,459	98.96%	3,012,177	1.04%

Elect Deborah J. Starkman as Director	285,328,718	98.31%	4,917,918	1.69%

Elect Anne Marie Toutant as Director	288,287,413	99.32%	1,959,223	0.68%

Appointment of Auditors	307,402,189	91.90%	27,080,671	8.10%

Executive Compensation	267,637,287	92.21%	22,609,049	7.79%

2023 Management Proxy Circular	IAMGOLD | 102

IAMGOLD® CORPORTION iamgold.com